UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

(Amendment No. 5)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)  ☐

Securities Act Rule 802 (Exchange Offer)  ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☐

Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

Profound Energy Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Alberta

(Jurisdiction of Subject Company’s Incorporation or Organization)

Paramount Energy Trust

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

74318R102

(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.

1420 Fifth Avenue

Suite 3400

Seattle, Washington 98101

Telephone: (206) 903-5448

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications

on Behalf of Subject Company)

April 24, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

•	Offer to Purchase and Circular, dated April 24, 2009 (the “Circular”)*

•	Letter of Transmittal and Election Form*

•	Notice of Guaranteed Delivery*

•	Notice of Extension dated June 1, 2009**

•	Notice of Extension dated June 15, 2009***

•	Notice of Extension and Variation dated June 17, 2009****

•	Notice of Extension dated June 30, 2009*****

•	Notice of Special Meeting and Management Information Circular

•	Letter of Transmittal and Election Form

*	Previously furnished with Form CB filed with the Securities and Exchange Commission on April 27, 2009.

**	Previously furnished with Form CB/A filed with the Securities and Exchange Commission on June 3, 2009.

***	Previously furnished with Form CB/A filed with the Securities and Exchange Commission on June 16, 2009.

****	Previously furnished with Form CB/A filed with the Securities and Exchange Commission on June 19, 2009.

*****	Previously furnished with Form CB/A filed with the Securities and Exchange Commission on July 2, 2009.

Item 2.	Informational Legends

See the cover page of the Circular.

NOTICE OF SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

Concerning the proposed Amalgamation of

PROFOUND ENERGY INC.

and

1463072 ALBERTA LTD.

an indirect wholly-owned subsidiary of

PARAMOUNT ENERGY TRUST

July 15, 2009

These materials are important and require your immediate attention. They require shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisers.

PROFOUND ENERGY INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that a special meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of Profound Energy Inc. (“Profound” or the “Corporation”) will be held at the offices of Bennett Jones LLP, 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7, in the Bennett Board Room, on August 13, 2009, at 10:00 a.m. (Calgary time), for the following purposes:

1.	to consider and, if deemed advisable, to approve, with or without amendment, a special resolution (the “Special Resolution”) approving the amalgamation of Profound and 1463072 Alberta Ltd. (“1463072”), an indirect wholly-owned subsidiary of Paramount Energy Trust (“PET”), substantially on the terms and conditions provided for in the amalgamation agreement referred to below (the “Amalgamation Agreement”), and approving and ratifying the Amalgamation Agreement, pursuant to which, among other things:

(a)	each issued and outstanding common share of Profound (the “Profound Common Shares”) (other than those held by dissenting Shareholders, PET or 1463072) will be converted into one series 2 preferred share (the “Amalco Redeemable Preferred Shares”) of the amalgamated corporation (“Amalco”);

(b)	each issued and outstanding Profound Common Share held by 1463072 will be cancelled;

(c)	each issued and outstanding common share of 1463072 will be converted into one common share of Amalco;

(d)	each issued and outstanding series 1 preferred share of 1463072 will be converted into one series 1 preferred share of Amalco; and

(e)	each issued and outstanding Profound Common Share held by each dissenting Shareholder will be cancelled and each dissenting Shareholder will become entitled to be paid fair value of such Profound Common Shares in accordance with the Business Corporations Act (Alberta) (the “ABCA”); and

2.	to transact such other business, including amendments or variations to the foregoing, as may properly come before the Meeting.

Following the amalgamation, the Amalco Redeemable Preferred Shares will be redeemed by Amalco for, at the election or deemed election of Shareholders:

(a)	$1.34 in cash per Amalco Redeemable Preferred Share (the “Cash Alternative”);

(b)	0.394 of a trust unit of PET (a “PET Unit”) per Amalco Redeemable Preferred Share (the “Unit Alternative”); or

(c)	any combination thereof,

subject, in each case, to pro ration as set forth in the terms of the Amalco Redeemable Preferred Shares, as described in the in the accompanying management information circular (the “Circular”).

Any Shareholder who does not on or prior to 5:00 p.m. (Calgary time) on August 12, 2009 (the “Election Deadline”): (i) deliver to Valiant Trust Company a completed Letter of Transmittal and Election Form electing a Consideration Alternative (as defined in the Circular) or (ii) properly elect a Consideration Alternative in the Letter of Transmittal and Election Form with respect to any Amalco Redeemable

Preferred Shares to be received by such Shareholder pursuant to the amalgamation, will be deemed to have elected the Unit Alternative.

The net effect of the amalgamation and subsequent redemption of the Amalco Redeemable Preferred Shares is that Shareholders (other than PET, 1463072 and dissenting shareholders who comply with the procedures set forth in the ABCA) will receive cash and/or PET Units on the redemption of the Amalco Redeemable Preferred Shares received by them pursuant to the amalgamation in exchange for the Profound Common Shares currently held by them and Amalco shall become an indirect wholly-owned subsidiary of PET. PET has agreed to issue the PET Units and to lend funds to, or make an equity investment in, 1463072 in an amount sufficient to provide 1463072 with the funds and PET Units required to pay the redemption consideration for the Amalco Redeemable Preferred Shares. PET has sufficient cash, cash equivalents and other liquid assets on hand to satisfy such commitments to invest in 1463072 and to satisfy 1463072’s and, following the amalgamation, Amalco’s funding requirements for the redemption consideration.

A copy of the text of the Special Resolution and a copy of the Amalgamation Agreement are attached as Appendices 1 and 2, respectively, to the accompanying Circular. The Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated in and forms part of this Notice.

Shareholders of Profound are invited to attend the Meeting. Shareholders of record at the close of business on July 14, 2009 are entitled to notice of the Meeting and will be entitled to vote at the Meeting or any adjournment thereof, except to the extent that a person has transferred Profound Common Shares after that date and the new holder of such shares establishes ownership thereof and makes a written demand, not later than 10 days prior to the Meeting, to be included in the list of shareholders eligible to vote at the Meeting.

PET and 1463072 have advised Profound that the Profound Common Shares owned by them will be voted FOR the Special Resolution thereby ensuring that the Special Resolution will be approved.

Pursuant to section 191 of the ABCA, a registered holder of Profound Common Shares may dissent in respect of the Special Resolution. If the amalgamation is completed, dissenting shareholders who comply with procedures set forth in the ABCA will be entitled to be paid the fair value of their Profound Common Shares. This right is summarized under the heading “Information Regarding the Proposed Transaction – Right to Dissent” in the Circular and in Appendix 3 to the Circular. Section 191 of the ABCA is set forth in Appendix 4 to the Circular. Failure to comply strictly with the requirements set forth in section 191 of the ABCA may result in the loss of any right to dissent.

By Order of the Board

(signed) “Susan Riddell Rose” President and Chief Executive Officer and a Director

Dated at Calgary, Alberta, this 15th day of July, 2009.

NOTE: Shareholders are requested to duly complete and return the enclosed Letter of Transmittal and Election Form and to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Valiant Trust Company at 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1 or by fax: (403) 233-2857, not later than 10:00 a.m. on August 11, 2009, or not later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to any time for the Meeting, if adjourned. Letters of Transmittal and Election Forms must be received by Valiant Trust Company no later than the Election Deadline.

2

NOTICE TO NON-CANADIAN RESIDENTS

Pursuant to the Amalgamation Agreement, Profound, which is a Canadian issuer, and 1463072, which is also a Canadian issuer, will amalgamate to form Amalco, which will also be a Canadian issuer, and while this Circular is subject to the disclosure requirements of Canada, Shareholders should be aware that these requirements are different from those of the United States and other non-Canadian jurisdictions. Financial statements included or incorporated by reference in the Offer and the Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence requirements, that may not be comparable to the financial statements of United States or other non-Canadian companies.

Shareholders should be aware that the Amalgamation and subsequent redemption of the Amalco Redeemable Preferred Shares may have tax consequences both in their country of residence (for example, the United States) and in Canada. United States income tax consequences for Shareholders who are resident in, or citizens of, the United States (or for that matter, the income tax consequences of any other non-Canadian jurisdiction) are not described herein and such residents or citizens are urged to consult their tax advisors as to the application of U.S. federal income tax law (or other non-Canadian income tax laws) to their particular circumstances, as well as to any state or local income or other tax consequences of the Amalgamation and subsequent redemption of the Amalco Redeemable Preferred Shares. See also “Information Regarding the Proposed Transaction – Canadian Federal Income Tax Considerations – Shareholders not resident in Canada”.

The enforcement by Shareholders of civil liabilities under the United States federal securities laws or under other non-Canadian laws may be affected adversely by the fact that Profound and Amalco are governed by the laws of the Province of Alberta, that their directors and officers are residents of Canada, that the experts named in the Circular are residents of Canada and that all or a substantial portion of the assets of Profound, Amalco and of said persons may be located in Canada. Prospective investors may not be able to sue Profound and Amalco, each a Canadian issuer, or their officers or directors in a Canadian or other non-U.S. court for violations of United States federal securities laws or other non-Canadian laws and may find it difficult to compel Profound and Amalco or such other persons to subject themselves to a United States or other foreign court’s judgment.

PET Units issuable as part of the Redemption Consideration will be “restricted securities” under the 1933 Act, and thus subject to resale restrictions under the 1933 Act, to the same extent and proportion as the Profound Common Shares being redeemed. See “Information Regarding the Proposed Transaction – Resale of PET Units – United States”.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by Profound, Amalco or Valiant Trust Company.

GLOSSARY OF TERMS

The following is a glossary of terms used in this Circular and, unless otherwise specified, in the Appendices hereto. Capitalized terms used in this Circular and not defined herein shall have the meaning given to such terms in the Take-over Bid Circular.

“1463072” means 1463072 Alberta Ltd., a corporation incorporated pursuant to the laws of the Province of Alberta;

“ABCA” means the Business Corporations Act (Alberta), as amended;

“Amalco” means Profound Energy Inc., the corporation resulting from the Amalgamation;

“Amalco Preferred Shares” means the series 1 preferred shares in the capital of Amalco to be issued in connection with the Amalgamation, having the rights, privileges, restrictions and conditions set out in Schedule A to Appendix 2 to this Circular;

“Amalco Redeemable Preferred Shares” means the series 2 preferred shares in the capital of Amalco to be issued in connection with the Amalgamation, having the rights, privileges, restrictions and conditions set out in Schedule A to Appendix 2 to this Circular;

“Amalgamation” means the amalgamation of Profound and 1463072 pursuant to the Amalgamation Agreement;

“Amalgamation Agreement” means the amalgamation agreement between 1463072 and Profound dated July 15, 2009 providing for the amalgamation of Profound and 1463072, substantially in the form set forth in Appendix 2 to this Circular;

“Beneficial Shareholders” means Shareholders who do not hold their Profound Common Shares in their own name;

“Board of Directors” or “Board” means the board of directors of Profound;

“Business Day” means any day other than a Saturday, Sunday or civic or statutory holiday in the City of Calgary, Alberta;

“Cash Alternative” means $1.34 per Amalco Redeemable Preferred Share;

“Cash Electing Shareholder” means a Shareholder electing the Cash Alternative;

“Circular” means this management information circular of Profound;

“Consideration Alternative” means the Cash Alternative, the Unit Alternative, or any combination thereof;

“Corporation” or “Profound” means Profound Energy Inc., a corporation existing under the laws of the Province of Alberta;

“Date of Redemption” means the Effective Date;

“Directors’ Circular” means the Directors’ Circular of the Corporation in respect of the Offer dated April 24, 2009;

“Dissent Notice” has the meaning ascribed thereto in the section titled “Information Regarding the Proposed Transaction – Right to Dissent” in this Circular;

“Dissenting Shareholder” means a registered Shareholder who, in connection with the Special Resolution, has exercised the right to dissent pursuant to section 191 of the ABCA in strict compliance with the provisions thereof and thereby becomes entitled to receive the fair value of the Profound Common Shares held by that Shareholder;

“Dollars” or “$” means the lawful currency of Canada;

“Effective Date” means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation;

“Election Deadline” means 5:00 p.m. (Calgary time) on August 12, 2009, or such other time as may from time to time be specified by the Corporation;

“Expiry Time” means 8:00 a.m. (Calgary time) on July 14, 2009;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form accompanying this Circular, to be completed by registered holders of Profound Common Shares;

“Maximum Cash Consideration” has the meaning given to such term in the Take-over Bid Circular;

“Maximum Redemption Cash Consideration” means $5,901,000;

“Maximum Redemption Unit Consideration” means 4,140,501 PET Units;

“Maximum Unit Consideration” has the meaning given to such term in the Take-over Bid Circular;

“Meeting” means the special meeting of Shareholders scheduled to be held on August 13, 2009, to consider the Special Resolution and to transact such other business as may properly come before the Meeting, and any adjournments thereof;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“Notice” means the Notice of the Meeting accompanying this Circular;

“Offer” means the offer for all of the outstanding Profound Common Shares, together with the associated Rights, dated April 24, 2009, as amended by notices of extension dated June 1, 2009 and June 15, 2009, a notice of extension and variation dated June 17, 2009 and a notice of extension dated June 30, 2009;

“PET” means Paramount Energy Trust;

“PET Unit” means a trust unit of PET;

“POT” means Paramount Operating Trust;

“POT Royalty” means the royalty equal to 99% of POT’s net revenue from its oil and natural gas properties less permitted deductions with respect to debt payments, capital expenditures and certain other amounts;

“Profound Common Shares” means the issued and outstanding common shares in the capital of Profound;

“Profound Rights Plan” means the shareholder protection rights plan agreement made as of March 30, 2009 between Profound and Valiant;

“Proposed Transaction” means collectively, the proposed Amalgamation and subsequent redemption of the Amalco Redeemable Preferred Shares;

“Record Date” means July 14, 2009, the record date for determining which Shareholders are entitled to receive notice of and vote at the Meeting;

“Redemption Consideration” means the consideration payable upon redemption of the Amalco Redeemable Preferred Shares, being (a) $1.34 in cash per Amalco Redeemable Preferred Share, (b) 0.394 of a PET Unit per Amalco Redeemable Preferred Share, or (c) any combination thereof, subject, in each case, to pro ration as set forth in the terms of the Amalco Redeemable Preferred Shares;

“Rights” means the rights issued and outstanding from time to time under the Profound Rights Plan;

“Shareholder” means a holder of Profound Common Shares;

“Special Resolution” means the special resolution of the Shareholders, to be considered at the Meeting regarding the Amalgamation, substantially in the form set forth in Appendix 1 to this Circular;

“Special Warrant Agreement” means the special warrant agreement dated March 30, 2009 between Profound and PET;

“Special Warrants” means special warrants to acquire 9,224,310 Profound Common Shares issued on April 14, 2009 pursuant to the terms of the Special Warrant Agreement;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 12 of the Offer, “Acquisition of Common Shares Not Deposited”;

“Support Agreement” means the support agreement dated March 30, 2009, between PET, Paramount Energy Operating Corp. and Profound;

“Take-over Bid Circular” means 1463072’s offer to purchase all of the outstanding Profound Common Shares and Rights and accompanying take-over bid circular dated April 24, 2009, as amended by notices of extension dated June 1, 2009 and June 15, 2009, a notice of extension and variation dated June 17, 2009 and a notice of extension dated June 30, 2009;

“Take-up Date” has the meaning given to such term in the Take-over Bid Circular;

“Tax Act” means the Income Tax Act (Canada), as amended;

“TSX” means the Toronto Stock Exchange;

“Unit Alternative” means 0.394 of a PET Unit per Amalco Redeemable Preferred Share;

“Unit Electing Shareholder” means a Shareholder electing (or deemed to have elected) the Unit Alternative; and

“Valiant” means Valiant Trust Company.

PROFOUND ENERGY INC.

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular is being furnished to the Shareholders in connection with the solicitation of proxies by management of Profound for use at a special meeting of the Shareholders to be held at the offices of Bennett Jones LLP, 4500, 855-2nd Street S.W., Calgary, Alberta, T2P 4K7, in the Bennett Board Room, on August 13, 2009, at 10:00 a.m. (Calgary time), called for the purposes set out in the Notice accompanying this Circular. Unless otherwise stated, information contained in this Circular is given as of the date hereof.

The solicitation of proxies for the Meeting will be primarily by mail but proxies may also be solicited personally or by telephone by employees and officers of Profound. Officers and employees of Profound will not receive any additional compensation for such activities. The solicitation of proxies by this Circular is being made by or on behalf of the management of Profound and the total cost of this solicitation will be borne by Profound.

No person is authorized to give any information or to make any representation other than as contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by Profound. The delivery of this Circular shall not under any circumstances create an implication that there has been no change in the information set forth herein since the date of this Circular.

Appointment of Proxy

The persons named as proxyholders in the form of proxy accompanying this Circular, Susan Riddell Rose and Cameron Sebastian are directors of Profound. A Shareholder has the right to appoint a person, who need not be a Shareholder, other than the persons named in the form of proxy accompanying this Circular, as nominee to attend and act for and on behalf of such Shareholder at the Meeting and may exercise such right by inserting the name of such person in the blank space provided on the form of proxy, or by executing a proxy in a form similar to the form of proxy, accompanying this Circular.

To be effective, forms of proxy must be received by Profound in care of Valiant Trust Company at 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, not later than 10:00 a.m. on August 11, 2009, or not later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) before any time for the Meeting, if adjourned.

Exercise of Vote by Proxy and Discretionary Authority

The Profound Common Shares represented by a proxy at the Meeting will be voted for or against the Special Resolution in accordance with the instructions of the holder of such Profound Common Shares, so long as such instructions are certain, on any ballot that may be called for and, where the Shareholder whose proxy is solicited specifies a choice with respect to any matter to be voted upon, the Profound Common Shares represented by such proxy will be voted in accordance with the specification so made. If no choice is specified in the proxy, the persons named in the form of proxy accompanying this Circular will vote in favour of all of the matters proposed by management at the Meeting and described in the Notice accompanying this Circular.

The form of proxy accompanying this Circular confers discretionary authority upon the persons named therein with respect to any amendment or variation to the matters identified in the notice of the Meeting accompanying this Circular and with respect to other matters which may properly come before the Meeting. Management of Profound knows of no matters to come before the Meeting other than those referred to in the Notice accompanying this Circular. However, if any other matters which are not now known to management of Profound should properly come before the Meeting, the Profound Common Shares represented by proxies given in favour of the persons named in the form of proxy accompanying this Circular will be voted on such matters in accordance with the best judgment of such person.

Revocation of Proxies

A Shareholder may revoke a previously given proxy by depositing an instrument in writing signed by the Shareholder or an attorney authorized by a document signed in writing or by electronic signature (if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof properly authorized, indicating the capacity under which such officer or attorney is signing), or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature, or by any other manner permitted by law, which must be received either at the registered office of Profound at any time not later than 10:00 a.m. on August 11, 2009, or not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before any time for the Meeting, if adjourned, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

Persons Entitled to Vote

The Board of Directors has fixed July 14, 2009 as the Record Date for determining those Shareholders entitled to receive notice of the Meeting, but the failure of any Shareholder to receive a notice of the Meeting does not deprive the Shareholder of a vote at the Meeting. If a person has acquired Profound Common Shares after July 14, 2009, that person is entitled to vote those shares at the Meeting upon producing properly endorsed share certificates or otherwise establishing share ownership, and demanding in writing the inclusion of such person’s name on the list of Shareholders entitled to vote at the Meeting not later than 10 days before the Meeting.

Advice to Beneficial Holders of Profound Common Shares

The information set forth in this section is of significant importance to many holders of Profound Common Shares, as a substantial number of shareholders do not hold shares in their own name. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Profound Common Shares can be recognized and acted upon at the Meeting. If Profound Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Profound Common Shares will not be registered in the Shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Profound Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. In Canada, without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Profound Common Shares are communicated to the appropriate person or that the Profound Common Shares are duly registered in their name.

Applicable Canadian regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Profound Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge mails a scanable voting instruction form in lieu of a form of proxy and asks Beneficial Shareholders to return the instruction forms to Broadridge. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Profound Common Shares directly at the Meeting – the voting instruction form must be returned to Broadridge or, alternatively, instructions must be received by Broadridge well in advance of the Meeting in order to have the Profound Common Shares voted.

TAKE OVER BID BY 1463072

Background

On March 30, 2009 PET, Paramount Energy Operating Corp. and Profound entered into the Support Agreement. On April 24, 2009, 1463072 mailed to Shareholders the Take-over Bid Circular providing for the Offer. Additional background information in respect of the Offer is set forth in the Take-over Bid Circular and the Directors’ Circular incorporated by reference herein, copies of which are available on SEDAR at www.sedar.com. See “Documents Incorporated by Reference”.

On June 30, 2009, 1463072 took up 20,658,646 Profound Common Shares tendered to the Offer representing, together with Profound Common Shares previously purchased by PET through the facilities of the TSX and Profound Common Shares also acquired on the exercise of the Special Warrants on June 30, 2009, approximately 67.34% of the Profound Common Shares outstanding on a fully-diluted basis. In addition, on June 30, 2009, 1463072 extended the Offer until 8:00 a.m. (Calgary time) on July 14, 2009.

On June 30, 2009, William Davis and Nicholas Wemyss resigned as President and Chief Executive Officer and Chief Operating Officer, respectively, of Profound. On July 2, 2009, the then directors of Profound, with the exception of Robert Cook, resigned as directors of the Corporation with Susan Riddell Rose, Donald Nelson, Randall Johnson, Cameron Sebastian and Robert Maitland each being appointed directors of the Corporation. Susan Riddell Rose was additionally appointed as President and Chief Executive Officer of Profound.

On July 2, 2009, the reconstituted Board unanimously approved the calling of the Meeting for August 13, 2009 and the setting of the Record Date for July 14, 2009.

Between June 30, 2009 and the expiry of the Offer on July 14, 2009, an additional 477,940 Profound Common Shares were taken-up and paid for by 1463072.

On July 14, 2009, 1463072 informed Profound of the expiration of the Offer and indicated that it anticipated undertaking a Subsequent Acquisition Transaction with the objective of acquiring the remaining Profound Common Shares not deposited under the Offer on the same terms as the Offer. The Corporation and PET agreed in the Support Agreement that if 1463072 took up and paid for, or otherwise acquired, directly or indirectly, at least 50.1% of the Profound Common Shares (calculated on a fully diluted basis at the Expiry Time excluding any Profound Common Shares issued or issuable on the conversion of the Special Warrants), the Corporation would assist PET in connection with any proposed Subsequent Acquisition Transaction to acquire the remaining Profound Common Shares, provided that the consideration offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration offered under the Offer.

On July 15, 2009, the board of directors of each of the Corporation and 1463072 approved the Amalgamation Agreement and the Board approved the Circular.

Subsequent Acquisition Transaction

In the Take-over Bid Circular, 1463072 indicated that in the event the compulsory acquisition provisions of the ABCA were not available, or it elected not to use them following the completion of the Offer, it intended to cause a special meeting of Shareholders to be held to consider an amalgamation, a statutory arrangement or other transaction involving Profound and either 1463072 or an affiliate of 1463072 for the purposes of enabling 1463072 to acquire all of the Profound Common Shares not deposited to the Offer. 1463072 further indicated that the timing and details of such alternatives would necessarily depend on a variety of factors, including the number of Profound Common Shares acquired pursuant to the Offer. The Proposed Transaction is the Subsequent Acquisition Transaction referred to in the Take-over Bid Circular.

SPECIAL BUSINESS TO BE CONDUCTED AT THE SPECIAL MEETING

The Meeting has been called to ask the Shareholders to consider and, if thought advisable, pass, with or without amendment, the Special Resolution approving the Amalgamation, substantially on the terms and conditions provided for in the Amalgamation Agreement. The full text of the Special Resolution and the Amalgamation Agreement are attached as Appendix 1 and Appendix 2, respectively, to this Circular.

INFORMATION REGARDING THE PROPOSED TRANSACTION

Preliminary Matters

PET has agreed to issue the PET Units and to lend funds to, or make an equity investment in, 1463072 in an amount sufficient to provide 1463072 with the funds and PET Units required to pay the aggregate Redemption Consideration. PET has sufficient cash, cash equivalents and bank financing on hand or available to it to satisfy such commitments to invest in 1463072 and to satisfy 1463072’s and, following the Amalgamation, Amalco’s funding requirements for the Redemption Consideration.

Background to the Amalgamation

The pursuit of accretive acquisitions has been a component of PET’s business plan since the inception of PET. The Profound properties are located in a year-round access area within PET’s new venture area in west central Alberta. PET has been undertaking technical work and land acquisition directed towards grass roots exploration for basin centered gas in west central Alberta. During 2008, PET acquired 77.75 net sections (47,000 net acres) of Crown lands in west central Alberta prospective for the Montney, Halfway, Doig and Nikinassin formations.

As part of its ongoing technical work in the west central Alberta area, PET conducted a detailed screening of all potential asset and corporate acquisition candidates in the region. This screening identified Profound as a company whose asset base was ideally suited to PET’s business plan in the area including providing a base of production as well as significant exploration and development opportunities.

As a result, PET and Paramount Energy Operating Corp. entered into the Support Agreement with Profound, PET caused 1463072 to make the Offer to Shareholders and 1463072 has subsequently taken-up Profound Common Shares tendered to the Offer. See “Take-Over Bid by 1463072” in this Circular.

The Board of Directors recommends that Shareholders vote in favour of the Special Resolution to approve the Amalgamation.

Terms of the Amalgamation

The Amalgamation, which is being carried out pursuant to sections 181, 182 and 183 of the ABCA, will be effected in accordance with the Amalgamation Agreement, substantially in the form attached as Appendix 2 to this Circular. Subject to obtaining the requisite Shareholder approval, satisfaction of all other conditions as provided in the Amalgamation Agreement and the filing of articles of amalgamation, the Amalgamation will become effective on the Effective Date.

The Effective Date of the Amalgamation (the date shown on the certificate of amalgamation issued in connection therewith) is expected to be on or about August 13, 2009. On the Effective Date, Profound and 1463072 will amalgamate and continue as one corporation. In addition, on the Effective Date:

(a)	each issued and outstanding Profound Common Share (other than those held by Dissenting Shareholders, PET or 1463072) will be converted into one Amalco Redeemable Preferred Share;

(b)	each issued and outstanding Profound Common Share held by 1463072 will be cancelled;

(c)	each issued and outstanding common share of 1463072 will be converted into one common share of Amalco;

(d)	each issued and outstanding series 1 preferred share of 1463072 will be converted into one Amalco Preferred Share; and

(e)	each issued and outstanding Profound Common Share held by or on behalf of each Dissenting Shareholder will be cancelled and each Dissenting Shareholder will become entitled to be paid fair value of such Profound Common Share.

PET currently intends to transfer or contribute, directly or indirectly, to 1463072, on or before the Effective Date, the Profound Common Shares currently held by PET and, accordingly, such Profound Common Shares will be cancelled in accordance with (b) above at the effective time of the Amalgamation.

In accordance with the ABCA, upon the articles of amalgamation becoming effective:

(a)	the property of each of Profound and 1463072 will continue to be the property of Amalco;

(b)	Amalco will continue to be liable for the obligations of each of Profound and 1463072;

(c)	any existing cause of action, claim or liability to prosecution pending by or against either of Profound or 1463072 will be unaffected;

(d)	any civil, criminal or administrative action or proceeding pending by or against either Profound or 1463072 may be continued to be prosecuted by or against Amalco;

(e)	any conviction against, or ruling, order or judgment in favour of or against, either of Profound or 1463072 may be enforced by or against Amalco; and

(f)	the articles of amalgamation will be deemed to be the articles of incorporation of Amalco and the certificate of amalgamation will be deemed to be the certificate of incorporation of Amalco.

Immediately following the Amalgamation, Amalco will continue to carry on the operations of Profound with the same assets and liabilities.

The foregoing description of the Amalgamation Agreement is qualified in its entirety by reference to the full text of the Amalgamation Agreement which is attached as Appendix 2.

On the Effective Date, following the Amalgamation, the Amalco Redeemable Preferred Shares will automatically be redeemed by Amalco for the Redemption Consideration. The effect of the Proposed Transaction is that each holder of an Amalco Redeemable Preferred Share (being the former holders of Profound Common Shares (other than Dissenting Shareholders, PET and 1463072)) will receive at the election or deemed election of Shareholders:

(a)	$1.34 in cash per Amalco Redeemable Preferred Share;

(b)	0.394 of a PET Unit per Amalco Redeemable Preferred Share; or

(c)	any combination thereof;

subject, in each case, to pro ration as set forth in the terms of the Amalco Redeemable Preferred Shares.

To elect a Consideration Alternative in connection with the Amalgamation and subsequent redemption of the Amalco Redeemable Preferred Shares, Shareholders must deposit a duly completed Letter of Transmittal and Election Form with Valiant at the address listed in the Notice on or before the Election Deadline.

Any Shareholder who does not on or prior to the Election Deadline: (i) deliver to Valiant a completed Letter of Transmittal and Election Form electing a Consideration Alternative or (ii) properly elect a Consideration Alternative in the Letter of Transmittal and Election Form with respect to any Amalco Redeemable Preferred Shares to be received in connection with the Amalgamation in exchange for the Profound Common Shares held by such Shareholder, will be deemed to have elected the Unit Alternative.

The maximum amount of cash and PET Units forming part of the aggregate Redemption Consideration shall not exceed the Maximum Redemption Cash Consideration and the Maximum Redemption Unit Consideration, respectively. In accordance with the terms of the Offer, the Maximum Redemption Cash Consideration and the Maximum Redemption Unit Consideration represent those portions of the Maximum Cash Consideration and Maximum Unit Consideration, respectively, remaining for the Profound Common Shares not owned by PET or 1463072 as at the date of the Amalgamation after giving effect to the pro ration of such amounts, in accordance with the terms of the Offer, on each prior Take-up Date having occurred under the Offer.

Assuming that either all Shareholders (other than PET and 1463072) elect the Cash Alternative or all Shareholders (other than PET and 1463072) elect the Unit Alternative, and based on the Maximum Redemption Cash Consideration and Maximum Redemption Unit Consideration, each Shareholder would be entitled to receive approximately $0.395 in cash and approximately 0.278 of a PET Unit on the redemption of each Amalco Redeemable Preferred Share to be received in connection with the Amalgamation in exchange for the Profound Common Shares held by such Shareholder, subject to adjustment for fractional PET Units.

Fractional PET Units will not be issued in connection with the redemption of the Amalco Redeemable Preferred Shares. If, as a result of the redemption of the Amalco Redeemable Preferred Shares, the aggregate number of PET Units to be issued or delivered to a Shareholder would result in a fraction of a PET Unit being issuable or deliverable, cash, on the basis of $3.40 per PET Unit, will be paid to Shareholders in lieu of any fractional PET Units issuable on redemption of the Amalco Redeemable Preferred Shares, provided that for the purpose of such calculations the beneficial holdings of each Shareholder shall be aggregated.

The terms of the Amalco Redeemable Preferred Shares require Amalco to redeem all such shares for the Redemption Consideration on the Date of Redemption, which is expected to be on or about August 13, 2009.

For a full description of the provisions of the Amalco shares, including the Amalco Redeemable Preferred Shares, see Schedule A to the Amalgamation Agreement. Dissenting Shareholders will be entitled to be paid the fair value of their Profound Common Shares in accordance with the ABCA. For a full description of such dissent rights, see the section “Right to Dissent” below and Appendix 3 and Appendix 4 hereto.

Advantages of the Amalgamation – Board Recommendation

The Board of Directors identified the following advantages of the Amalgamation:

(a)	the reasons of the former Board of Directors in recommending acceptance of the Offer, as described in “Reasons for Recommendation” in the Directors’ Circular, equally apply as reasons to vote in favour of the Special Resolution approving the Amalgamation;

(b)	the terms of the Amalgamation permit Shareholders to elect to receive PET Units and indirectly participate in the development of Profound’s business and prospects through their ownership of PET Units;

(c)	while the Profound Common Shares are publicly traded, the market for those shares is currently illiquid. The Amalgamation is an opportunity for Shareholders, other than PET and 1463072, to ultimately obtain cash and/or PET Units, as applicable, without incurring brokerage fees or other transaction costs;

(d)	a Shareholder who believes that the Redemption Consideration per Amalco Redeemable Preferred Share is inadequate has the right to dissent from the Amalgamation and to demand fair value for his or her Profound Common Shares; and

(e)	following completion of the Amalgamation, Profound will no longer be required to incur the costs associated with being a public company, including certain audit, accounting, legal and regulatory expenses.

Having considered the foregoing matters, the Board of Directors has concluded that the Amalgamation is in the best interests of Profound. Each of the directors of the Corporation, with the exception of Robert Cook, is a director and/or officer of Paramount Energy Operating Corp., the administrator of PET. See “Interests of Certain Persons or Companies in Matters to be Acted Upon”.

The Board of Directors recommends that Shareholders vote in favour of the Special Resolution to approve the Amalgamation.

Resale of PET Units and Stock Exchange Approval

Canada

The Amalco Redeemable Preferred Shares to be issued in exchange for Profound Common Shares pursuant to the Amalgamation and the PET Units to be issued as part of the Redemption Consideration will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws of the various applicable provinces in Canada and will generally be “freely tradeable” (and not subject to any “restricted period” or “hold period”) if the following conditions are met: (i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling shareholder is an insider or an officer of PET, the selling shareholder has no reasonable grounds to believe that PET is in default of securities legislation. Shareholders are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

The TSX has conditionally approved the listing of the PET Units to be issued to Shareholders in connection with the Redemption Consideration. Listing will be subject to PET fulfilling all of the TSX listing requirements.

United States

The offer and sale of the PET Units issuable as part of the Redemption Consideration have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and such PET Units will be issued in reliance on the exemption from the registration requirements of the 1933 Act provided by Rule 802 thereunder. PET has filed with the United States Securities and Exchange Commission a Form CB in respect of the issuance of such PET Units.

PET Units issuable as part of the Redemption Consideration will be “restricted securities” under the 1933 Act, and thus subject to resale restrictions under the 1933 Act, to the same extent and proportion as the Profound Common Shares being redeemed. Therefore, any Shareholder that holds Profound Common Shares that are restricted securities under the 1933 Act will receive as part of the Redemption Consideration PET Units that are restricted securities. Restricted securities may be offered, sold, pledged or otherwise transferred, directly or indirectly, only pursuant to an exemption or exclusion from the registration requirements of the 1933 Act and all applicable state securities laws.

The foregoing discussion is only a general overview of certain requirements of the 1933 Act that are applicable to the resale of PET Units received as part of the Redemption Consideration. All Shareholders who receive such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Exemption from Formal Valuation Requirement

The Proposed Transaction constitutes a “business combination” for the purposes of MI 61-101. MI 61-101 provides that unless exempted, an issuer proposing to carry out a business combination is required to prepare a formal valuation of the affected securities and, subject to certain exceptions, any non-cash consideration being offered to, or received by, the holders of the affected securities and provide to the holders of the Profound Common Shares a summary of such valuation or the entire valuation.

An exemption is available under MI 61-101 from the aforementioned valuation requirement for certain second step business combinations completed no later than 120 days after the expiry of a formal take-over bid if the offeror discloses in the take-over bid circular that it intends to acquire the remainder of the securities under a statutory right of action or under a business combination no later than 120 days after the expiry of the take-over bid for consideration per security at least equal in value to and in the same form as the consideration that the tendering securityholders in the take-over bid were entitled to receive in the bid, the consideration per security that the Shareholders would be entitled to receive in the business combination is at least equal in value to and is in the same form as the consideration that the tendering securityholders were entitled to receive in the take-over bid and the take-over bid disclosure documents describe the expected tax consequences of both the bid and the business combination (if, at the time the bid was made, the tax consequences arising from the business combination were reasonably foreseeable to the offeror, and were reasonably expected to be different from the tax consequences of tendering to the bid), and the offeror has disclosed that the tax consequences of the bid and the business combination may be different if, at the time the bid was made, the offeror could not reasonably foresee the tax consequences arising from the business combination.

PET, 1463072 and Profound believe that the consideration offered under the Proposed Transaction is at least equal in value to, and in the same form as, the consideration offered under the Offer and that the additional requirements referenced above have been complied with. Accordingly, the aforementioned exemption from the requirement to prepare a valuation in connection with the Proposed Transaction is being relied upon.

Approval Requirements and Eligible Voting Shares

In accordance with the ABCA, the Special Resolution must be approved by not less than 66 2/3% of the votes cast by the holders of Profound Common Shares present in person or represented by proxy at the Meeting and entitled to vote in respect of the Special Resolution. PET and 1463072 together hold approximately 68.36% of the outstanding Profound Common Shares. PET and 1463072 have advised Profound that they will cause all Profound Common Shares owned or controlled by them to be voted in favour of the Special Resolution, thereby ensuring that the Special Resolution will be approved in accordance with the ABCA.

Minority Approval Requirement

Pursuant to MI 61-101, unless exempted, in addition to any other required shareholder approval, in order to complete a business combination, the approval of a majority of the votes cast by each class of affected securities at a meeting of securityholders of that class called to consider the transaction must be obtained. In relation to the Proposed Transaction, this “minority approval” must be obtained from, unless an exemption is available or discretionary relief is granted by the Canadian Securities Regulatory Authorities, all holders of Profound Common Shares, excluding the votes attached to Profound Common Shares beneficially owned or over which control or direction is exercised by 1463072, any “interested party”, any “related party” of an “interested party” (unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither interested parties nor issuer insiders of the issuer) or a joint actor with any such interested party or related party of an interested party for purposes of MI 61-101.

However, MI 61-101 provides that, subject to certain terms and conditions, the votes attached to the Profound Common Shares acquired by 1463072 under the Offer may be included as votes in favour of the Proposed Transaction in determining whether minority approval has been obtained if, among other things, the business combination is completed no later than 120 days after the expiry of the Offer, the consideration per Profound Common Share that the holders of affected securities would be entitled to receive in the Proposed Transaction is at least equal in value to and is in the same form as the consideration that the tendering Shareholders were entitled to receive in the Offer, and the Take-over Bid Circular disclosed, among other things: (i) that if 1463072 acquired Profound Common Shares under the Offer, 1463072 intended to acquire the remainder of the securities under a statutory right of acquisition or under a business combination no later than 120 days after the expiry of the bid for consideration per security at least equal in value to and is in the same form as the consideration that the Shareholders were entitled to receive in the Offer; (ii) that the business combination would be subject to minority approval; (iii) the number of votes attached to the securities that, to the knowledge of 1463072 after reasonable inquiry, would be required to be excluded in determining whether minority approval for the business combination had been obtained; and (iv) the identity of holders of such securities excluded from the minority approval determination, setting out their individual holdings.

PET, 1463072 and Profound believe that the consideration offered under the Proposed Transaction is at least equal in value to and in the same form as the consideration paid to tendering Shareholders under the Offer and that the Proposed Transaction will be completed no later than 120 days after the Expiry Time. Accordingly, 1463072 intends that the votes attached to the Profound Common Shares acquired by it under the Offer will be included as votes in favour of the Proposed Transaction in determining whether minority approval has been obtained in connection with the Proposed Transaction. Based on the number of votes attached to Profound Common Shares eligible to be voted by 1463072 toward the minority approval requirement, Profound believes the minority approval requirement will be satisfied through the voting of such Profound Common Shares by 1463072, regardless of the number of Profound Common Shares voted against the Special Resolution.

Right to Dissent

Under the provisions of section 191 of the ABCA, a Dissenting Shareholder is required to send to the Corporation a written objection to the Special Resolution in respect of approval of the Amalgamation. In addition to any other right a holder of Profound Common Shares may have, and subject to the provisions of the Act, a Shareholder entitled to dissent under section 191 of the ABCA and who complies with the dissent procedure under section 191 of the ABCA is entitled to be paid the fair value of the Profound Common Shares held by him in respect of which he dissents, determined as at the close of business on the last business day before the day on which the Special Resolution is adopted.

The dissent procedure provided by section 191 of the ABCA is summarized in Appendix 3 hereto and the text of section 191 of the ABCA is set out in Appendix 4 hereto. Holders of Profound Common Shares who may wish to dissent should refer to these Appendices. A Shareholder may only exercise the right to dissent under section 191 of the ABCA in respect of Profound Common Shares which are registered in that Shareholder’s name. Failure by a Dissenting Shareholder to adhere strictly to the requirements of section 191 of the ABCA may result in the loss of such Dissenting Shareholder’s rights under that section.

Beneficial Shareholders (for example, those persons who hold their Profound Common Shares through a broker, custodian, nominee or other intermediary) who wish to exercise dissent rights should be aware that only the registered holders of such shares are entitled to dissent. A Beneficial Shareholder should ensure that his shares are registered in his name prior to the Meeting in order for his dissent to be properly made. A registered holder, such as a broker, who holds Profound Common Shares as nominee for several Beneficial Shareholders, some of whom wish to dissent, should ensure that such shares are validly registered in the names of such dissenting persons prior to the Meeting in order to ensure that dissent rights are not lost.

A Dissenting Shareholder must send to the Corporation at or before the Meeting, a written objection to the Special Resolution (a “Dissent Notice”). The ABCA does not provide, and the Corporation will not assume, that a vote against the Special Resolution constitutes a Dissent Notice. The ABCA does not provide for partial dissent and, accordingly, a Shareholder may only dissent with respect to all of the Profound Common Shares held by him or on behalf of any one beneficial owner whose shares are registered in his name.

Redemption Procedure

Upon completion of the Amalgamation on the Effective Date, the holders of Profound Common Shares (other than Dissenting Shareholders, PET and 1463072) will receive one Amalco Redeemable Preferred Share for each Profound Common Share held. No share certificates representing Amalco Redeemable Preferred Shares will be issued to Shareholders upon completion of the Amalgamation. Certificates representing Profound Common Shares will be deemed to represent the Amalco Redeemable Preferred Shares received on the Amalgamation.

Letter of Transmittal and Election Form

A Letter of Transmittal and Election Form is enclosed with this Circular for use by Shareholders for the surrender of certificates representing Profound Common Shares and for electing a Consideration Alternative. The details for the surrender of such share certificates to Valiant as well as the address of Valiant are set out in the Letter of Transmittal and Election Form. Provided that a Shareholder has delivered and surrendered to Valiant all share certificates representing such Shareholder’s Profound Common Shares, together with a Letter of Transmittal and Election Form duly completed and executed in accordance with the instructions on such form or in otherwise acceptable form, promptly thereafter, Amalco shall or shall cause a cheque and/or certificate representing PET Units comprising the aggregate Redemption Consideration that the Shareholder is entitled to receive to be delivered to such Shareholder.

Lost Certificates

A Shareholder who has lost or misplaced the Shareholder’s Profound Common Share certificates should complete the Letter of Transmittal and Election Form as fully as possible and forward it, together with an affidavit explaining the loss, to Valiant. Valiant will assist in making arrangements for the necessary affidavit (which may include a bonding requirement) for payment of such Shareholder’s proportionate share of the Redemption Consideration in accordance with the Proposed Transaction.

Deadline for Surrender of Profound Common Share Certificates

In order to receive their respective Redemption Consideration, Shareholders (other than a Dissenting Shareholder) must duly complete, execute and deliver to Valiant the Letter of Transmittal and Election Form together with the certificate(s) representing Profound Common Shares and such other additional documents as Valiant may reasonably require, if any, at any time up until the end of the prescription period. See “Prescription Period”. However, in order to receive prompt service, Shareholders are encouraged to submit their share certificate(s) and Letter of Transmittal and Election Form and required documents prior to the Election Deadline.

Delivery Requirements

The method of delivery of certificates representing Profound Common Shares, the Letter of Transmittal and Election Form and all other required documents is at the option and risk of the person surrendering them. The Corporation recommends that such documents be delivered by hand to Valiant, at the office noted in the Letter of Transmittal and Election Form, and a receipt obtained therefor, or if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

If a Shareholder (other than a Dissenting Shareholder) fails to deliver and surrender to Valiant all share certificates representing such Shareholder’s Profound Common Shares, together with a duly completed and executed Letter of Transmittal and Election Form, prior to the Effective Date, the funds and/or PET Units owing to such person as a result of the redemption by Amalco of the Amalco Redeemable Preferred Shares held by such holder as a result of the Amalgamation will be held by Valiant or any other party designated by Amalco until the share certificates and Letter of Transmittal and Election Form have been received by Valiant. No interest will be paid on any such outstanding amounts. All remaining funds and PET Units not released to Shareholders prior to the fifth anniversary of the Effective Date will be returned to Amalco or any successor thereof and Shareholders shall cease to have any rights to such funds.

Shareholders holding Profound Common Shares which are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of their Profound Common Shares.

Payment and Delivery of the Redemption Consideration

In order to receive the Redemption Consideration, a Shareholder must deliver to Valiant the certificates representing such Shareholder’s Profound Common Shares, and such other additional documents as Valiant may reasonably require, if any.

Assuming due delivery of the required documentation, Amalco will forward or will cause to be forwarded a cheque in Canadian dollars representing the cash portion of such Shareholder’s Redemption Consideration (less any applicable withholding) and PET Unit certificates representing the PET Unit portion of such Shareholder’s Redemption Consideration, as applicable, to the address of the Shareholder as shown on the register of Shareholders maintained by the Corporation, unless the Shareholder indicates to the Corporation that he or she wishes to pick up the cheque and PET Unit certificates representing such Shareholder’s Redemption Consideration in which case the cheque and PET Unit certificates will be available at the office of Valiant for pick up by such holder, as soon as practicable after the Date of Redemption.

Such cheque and PET Unit certificates will be issued in the name of the registered holder of the Profound Common Shares. In the event of a transfer of ownership of the Profound Common Shares which is not recorded in the Corporation’s register of shareholders, a Shareholder’s Redemption Consideration may be given to a transferee if the certificate representing such Profound Common Shares is presented to Valiant, accompanied by all documents required to evidence and effect such transfer. The mailing or delivery by Amalco or Valiant of any cheque shall satisfy and discharge the payment obligations of Amalco and Valiant.

To the extent that the aggregate fair market value of the Redemption Consideration received by a non-resident holder exceeds the paid-up capital of the Amalco Redeemable Preferred Shares so redeemed, the non-resident holder will be deemed to have received a dividend for the purposes of the Tax Act. Amalco will withhold, and remit to the Receiver General of Canada on the non-resident holder’s behalf, 25% of the deemed dividend, or such lesser amount as is applicable pursuant to the terms of an applicable income tax treaty or convention between Canada and such non-resident’s country of residence. If a non-resident elects to receive a combination of the Cash Alternative and the Unit Alternative, the amount required to be remitted will be obtained either from withholding part of the cash portion of the Redemption Consideration or a portion of the PET Units and selling them, or a combination thereof, as determined by Amalco in its sole discretion.

In circumstances where withholdings are required from a non-resident holder’s Redemption Consideration, such non-resident holder shall receive the Redemption Consideration net of applicable withholdings.

Non-Resident Holders are urged to read “Canadian Federal Income Tax Considerations – Shareholders Not Resident in Canada”.

Prescription Period

On the Date of Redemption and upon payment of the Redemption Consideration to Valiant, each Shareholder will be removed from the Corporation’s register of Shareholders, and until validly surrendered, the Profound Common Share certificate(s) held by such former Shareholder (other than Dissenting Shareholders) will represent only the right to receive, upon such surrender, such Shareholder’s Redemption Consideration. Subject to the requirements of law with respect to unclaimed property, if applicable, any certificate which prior to the Effective Date represented issued and outstanding Profound Common Shares which has not been surrendered, with all other instruments required by the Letter of Transmittal and Election Form, prior to the fifth anniversary of the Effective Date will cease to represent any claim or interest of any kind or nature against, or in, Amalco or Valiant.

Canadian Federal Income Tax Considerations

In the opinion of Bennett Jones LLP, counsel to the Corporation, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax consequences of the Amalgamation and subsequent redemption of the Amalco Redeemable Preferred Shares.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, counsel’s understanding of the current administrative practices of the Canada Revenue Agency (the “Agency”) and all proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, although there can be no assurance that such proposals will be enacted in their present form, if at all. This summary does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the Agency, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein. This summary is based on the assumption that at all relevant times PET is both a unit trust by reason of paragraph 108(2)(a) of the Tax Act and a mutual fund trust for purposes of the Tax Act and that the Profound Common Shares are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX).

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, all Shareholders should consult their own tax advisors for advice with respect to their own particular circumstances.

Shareholders Resident in Canada

This part of the summary is applicable only to Shareholders who, for purposes of the Tax Act and at all relevant times, are resident or are deemed to be resident in Canada, hold their Profound Common Shares and Amalco Redeemable Preferred Shares as capital property, deal at arm’s length with Profound and 1463072 and are not affiliated with Profound or 1463072. Each such Shareholder is referred to in this summary as a “Holder”. Certain Holders, whose Profound Common Shares and Amalco Redeemable Preferred Shares might not otherwise constitute capital property may be entitled to have their Profound Common Shares, Amalco Redeemable Preferred Shares and all other “Canadian securities” as defined in the Tax Act deemed to be capital property by making an irrevocable election provided for by subsection 39(4) of the Tax Act. This summary does not apply to “financial institutions” within the meaning of section 142.2 of the Tax Act or to “specified financial institutions” as defined in the Tax Act and such institutions are advised to consult with their own tax advisors. This summary also does not apply to Holders: (i) an interest in which would be a tax shelter investment; (ii) that has elected under the Tax Act to determine their Canadian tax results in a currency other than Canadian currency; or (ii) who acquired their Profound Common Shares pursuant to stock options or performance warrants issued by Profound. Such Holders should consult their own advisors.

No Capital Gains or Capital Losses on Amalgamation

No capital gain or capital loss will be realized when a Holder exchanges the Holder’s Profound Common Shares on the Amalgamation for Amalco Redeemable Preferred Shares. The Holder’s aggregate cost of the Amalco Redeemable Preferred Shares so received will be equal to the aggregate adjusted cost base immediately before the Amalgamation of the Profound Common Shares so exchanged. There will, however, be income tax consequences to the Holder on the redemption of the Amalco Redeemable Preferred Shares, as discussed below.

Redemption of Amalco Redeemable Preferred Shares

Upon the redemption of the Amalco Redeemable Preferred Shares received by a Holder on the Amalgamation, the Holder will be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to Holders of such shares that are corporations as discussed below) equal to the amount by which the aggregate fair market value of the Redemption Consideration received exceeds the aggregate paid-up capital of the Amalco Redeemable Preferred Shares redeemed for purposes of the Tax Act. The difference between the aggregate fair market value of the Redemption Consideration and the amount of the deemed dividend will be treated as proceeds of disposition of the Amalco Redeemable Preferred Shares for purposes of computing any capital gain or capital loss arising on a disposition of such shares. The income tax treatment of such dividends and such gain or loss is discussed below. The Holder’s aggregate cost of any PET Units received on the redemption of the Amalco Redeemable Preferred Shares will equal the fair market value thereof at the time of the redemption, and for purposes of determining the Holder’s adjusted cost base of the PET Units, the cost of such PET Units received on the redemption will be averaged with the adjusted cost base to the Holder of any other PET Units held as capital property.

Taxation of Dividends

In the case of a Holder who is an individual, dividends deemed to be received as a result of the redemption of the Amalco Redeemable Preferred Shares will be included in computing the Holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. A dividend will be eligible for the enhanced gross up and dividend tax credit if the deemed dividend is designated by Amalco as an “eligible dividend”. Based upon information currently available to Profound and limitations contained in the Tax Act, Amalco will not be able to designate such deemed dividends as “eligible dividends”.

Subject to the potential application of the rules below, dividends deemed to be received by a corporation as a result of the redemption of the Amalco Redeemable Preferred Shares will be included in computing its income, but normally will also be deductible in computing its taxable income.

A Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the redemption of the Amalco Redeemable Preferred Shares to the extent that such dividends are deductible in computing the Holder’s taxable income. Subsection 55(2) of the Tax Act provides that where a corporate Holder is deemed to receive a dividend under the circumstances described above and such dividend is deductible in computing the Holder’s taxable income and is not subject to Part IV tax (or, in certain cases, the dividend is subject to Part IV tax but such tax is refunded), all or part of the deemed dividend may be treated as proceeds of disposition of the Amalco Redeemable Preferred Shares for the purpose of computing the Holder’s capital gain on the disposition of such shares. Accordingly, corporate Holders should consult their own tax advisors for specific advice with respect to the potential application of this provision.

A Holder that is a “Canadian-controlled private corporation” may be liable to pay a refundable tax of 6  2/3% on its “aggregate investment income” (as defined in the Tax Act), including any dividends that are not deductible in computing taxable income.

Taxation of Capital Gains or Capital Losses

A Holder will be required to include one-half of the amount of any capital gain (a “taxable capital gain”) in income, in the year of disposition and will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of disposition, or if allowable capital losses for the year exceed taxable capital gains for the year, in any of the three preceding taxation years or in any following taxation year against taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

In general, a capital loss arising on the disposition of Profound Common Shares by a Holder which is a corporation may in certain circumstances be reduced by the amount of dividends received or deemed to have been received on such Profound Common Shares. Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary or a trust that owns Profound Common Shares. Such rules may also apply to any capital loss realized on the disposition of a Holder’s Amalco Redeemable Preferred Shares. Holders to whom these rules may be relevant should consult their own tax advisors.

A Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3 % determined by reference to its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains.

The realization of a capital gain (or capital loss) by an individual or a trust, other than certain specified trusts, will be taken into account in determining their potential liability for alternative minimum tax under the Tax Act. Holders should consult their own tax advisors with respect to alternative minimum tax provisions.

Taxation of Unitholders of PET Units

Under the existing provisions of the Tax Act, a unitholder of PET Units that is a resident of Canada, for purposes of the Tax Act, is generally required to include in computing income, for a particular taxation year, that portion of the net income of PET that is paid or payable to the unitholder in that taxation year and such income to the unitholder will generally be considered to be ordinary income from property.

Pursuant to the SIFT legislation discussed below under the heading “Canadian Federal Income Tax Considerations – Taxation of PET”, amounts in respect of PET’s income payable to unitholders that are not deductible by PET will be treated as a taxable dividend from a taxable Canadian corporation. Dividends received or deemed to be received by an individual (other than certain trusts) will be included in computing the individual’s income, for tax purposes, and will be subject to the enhanced gross-up and dividend tax credit rules under the Tax Act normally applicable to eligible dividends received from taxable Canadian corporations. Dividends received or deemed to be received by a holder that is a corporation will generally be deductible in computing the corporation’s taxable income. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received or deemed to be received to the extent that such dividends are deductible in computing taxable income. Unitholders that are trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts as defined in the Tax Act will generally continue not to be liable for tax in respect of any distributions received from PET. Although the SIFT legislation will not increase the tax payable by such plans in respect of dividends deemed to be received from PET, it is expected that the imposition of tax at the level of PET under the SIFT legislation will materially reduce the amount of cash available for distributions to unitholders.

Returns of capital are, and will be under the SIFT legislation, generally tax-deferred for unitholders who are resident in Canada, for purposes of the Tax Act, and will reduce such unitholder’s adjusted cost base in the PET Units for purposes of the Tax Act.

On the disposition or deemed disposition of a PET Unit, whether on a redemption or otherwise, the unitholder will realize a capital gain (or capital loss) equal to the amount by which the unitholder’s proceeds of disposition exceed (or are less than) the total of the adjusted cost base of the PET Unit and any reasonable costs of disposition. The taxation of capital gains and losses is described above under the heading “Shareholders Resident in Canada – Taxation of Capital Gains or Capital Losses”.

Dissenting Shareholders

Under the current administrative practice of the Agency, a Dissenting Shareholder who receives a payment equal to the fair value of Profound Common Shares will be considered to realize a capital gain (or capital loss) in the amount by which the payment received for the Profound Common Shares, less the amount of any interest awarded by the court, exceeds (or is less than) the Dissenting Shareholder’s adjusted cost base of the Profound Common Shares and any reasonable costs of disposition. Any interest awarded to a Dissenting Shareholder will be included in the Dissenting Shareholder’s income. Dissenting Shareholders should consult with their own tax advisors.

Shareholders Not Resident in Canada

This part of the summary is applicable only to Holders who, for purposes of the Tax Act and at all relevant times, are not resident or deemed to be resident in Canada, do not carry on business in Canada, deal at arm’s length with 1463072 and Profound, hold their Profound Common Shares and Amalco Redeemable Preferred Shares as capital property and do not use or hold, and are not deemed to use or hold, their Profound Common Shares and Amalco Redeemable Preferred Shares in, or in the course of, carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-resident of Canada that is an insurer carrying on business in Canada and elsewhere.

Whether Profound Common Shares or Amalco Redeemable Preferred Shares are Taxable Canadian Property

The Canadian tax consequences of the Amalgamation and the redemption of the Amalco Redeemable Preferred Shares will depend, in part, upon whether the Non-Resident Holder’s Profound Common Shares and/or Amalco Redeemable Preferred Shares constitute “taxable Canadian property” for purposes of the Tax Act.

Profound Common Shares will constitute “taxable Canadian property” to a Non-Resident Holder if, at any time during the 60 month period immediately preceding the disposition thereof, 25% or more of the issued shares of any class or series of a class of the capital stock of Profound were owned or were deemed under the Tax Act to be owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm’s length, or by any combination thereof. In addition, Profound Common Shares will constitute “taxable Canadian property” to a Non-Resident Holder if they cease to be listed on a designated stock exchange.

Amalco Redeemable Preferred Shares will constitute “taxable Canadian property” to a Non-Resident Holder if the Profound Common Shares of the Non-Resident Holder converted in the Amalgamation were taxable Canadian property, if the Amalco Redeemable Preferred Shares are not deemed to be listed on a designated stock exchange or if at any time 25% or more of all issued and outstanding Amalco Redeemable Preferred Shares were owned or deemed under the Tax Act to be owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm’s length, or by any combination thereof.

Non-Taxable Canadian Property Shares

A Non-Resident Holder for which the Profound Common Shares and the Amalco Redeemable Preferred Shares do not constitute “taxable Canadian property” will not realize any capital gain in respect of the disposition of the Profound Common Shares on the Amalgamation and will not be subject to taxation under the Tax Act in respect of any capital gain realized on the redemption of the Amalco Redeemable Preferred Shares. However, such Non-Resident Holder may be deemed to have received a dividend as a result of such redemption. See “Shareholders Not Resident in Canada – Redemption of the Amalco Redeemable Preferred Shares” below.

Profound Common Shares as Taxable Canadian Property

A Non-Resident Holder, whose Profound Common Shares constitute “taxable Canadian property”, will not realize a capital gain or capital loss on the conversion of the Profound Common Shares for Amalco Redeemable Preferred Shares on the Amalgamation. The Non-Resident Holder will be considered to have disposed of the Profound Common Shares for proceeds of disposition equal to the aggregate adjusted cost base of the Profound Common Shares to the Non-Resident Holder immediately before the Amalgamation and to have acquired the Amalco Redeemable Preferred Shares at an aggregate cost equal to those proceeds of disposition. A Non-Resident Holder whose Profound Common Shares constitute “taxable Canadian property” may be required to file a Canadian income tax return, even though the Non-Resident Holder will not realize a capital gain on the disposition of such shares, unless the disposition of the Profound Common Shares is an “excluded disposition” of the Non-Resident Holder for purposes of the Tax Act. Non-Resident Holders whose Profound Common Shares constitute “taxable Canadian property” should consult their own tax advisors for advice regarding their particular circumstances.

Redemption of the Amalco Redeemable Preferred Shares

Upon the redemption of the Amalco Redeemable Preferred Shares received by a Non-Resident Holder on the Amalgamation, the Non-Resident Holder may be deemed to have received a dividend, and possibly a capital gain, in respect of the Amalco Redeemable Preferred Shares in the manner described above for residents of Canada without regard to subsection 55(2) of the Tax Act – see “Shareholders Resident in Canada – Redemption of Amalco Redeemable Preferred Shares” and “Shareholders Resident in Canada – Taxation of Dividends”. Deemed dividends on the Amalco Redeemable Preferred Shares owned by a Non-Resident Holder are subject to Canadian withholding tax at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention between Canada and the Non-Resident Holder’s country of residence. For example, pursuant to the provisions of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), the rate of withholding tax on dividends paid to Non-Resident Holders who qualify as residents of the United States for purposes of the Treaty is generally reduced to 15%.

A Non-Resident Holder’s aggregate cost of any PET Units received on the redemption of the Amalco Redeemable Preferred Shares will equal the fair market value thereof at the time of the redemption, and for purposes of determining the Non-Resident Holder’s adjusted cost base of the PET Units, the cost of such PET Units received on the redemption will be averaged with the adjusted cost base to the Non-Resident Holder of any other PET Units held as capital property.

Amalco Redeemable Preferred Shares as Taxable Canadian Property

In addition to the receipt of the deemed dividend referred to above, a Non-Resident Holder whose Amalco Redeemable Preferred Shares are taxable Canadian property may, on the redemption of such Amalco Redeemable Preferred Shares also realize a capital gain. The tax consequences described above under “Shareholders Resident in Canada – Taxation of Capital Gains or Capital Losses” generally will apply to a Non-Resident Holder whose Amalco Redeemable Preferred Shares constitute “taxable Canadian property” and who realizes a capital gain (calculated as described under “Shareholders Resident in Canada – Redemption of Amalco Redeemable Preferred Shares”) on the redemption thereof. It is possible that a capital gain realized by a Non-Resident Holder, whose Amalco Redeemable Preferred Shares constitute “taxable Canadian property”, may be exempt from tax under the terms of an applicable bilateral tax treaty, although this will generally depend on the nature of the assets of Amalco at the time of disposition. A Non-Resident Holder, whose Amalco Redeemable Preferred Shares constitute “taxable Canadian property”, may be required to file a Canadian income tax return even if the Non-Resident Holder does not realize a capital gain on the disposition of such shares, unless the disposition of the Amalco Redeemable Preferred Shares is an “excluded disposition” of the Non-Resident Holder for purposes of the Tax Act. Non-Resident Holders, whose Amalco Redeemable Preferred Shares constitute “taxable Canadian property”, should consult their own tax advisors for advice regarding their particular circumstances.

Taxation of Unitholders

Under the existing provisions of the Tax Act, any distribution of income by PET to a unitholder that is a non-resident of Canada (“Non-Resident Unitholder”) will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of a convention between Canada and the Non-Resident Unitholder’s jurisdiction of residence. A Non-Resident Unitholder resident in the United States who is entitled to claim the benefit of the Treaty will generally be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed. Under the Treaty, certain tax-exempt organizations resident in the US may be entitled to an exemption from Canadian withholding tax.

Pursuant to the SIFT legislation, described below under the heading “Taxation of PET”, amounts in respect of PET’s income payable to Non-Resident Unitholders that are not deductible to PET will be treated as a taxable dividend from a taxable Canadian corporation. Such dividends will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of a convention between Canada and the Non-Resident Unitholder’s jurisdiction of residence. A Non-Resident Unitholder resident in the United States, who is entitled to claim the benefit of the Treaty, generally will be entitled to have the rate of withholding reduced to 15% of the amount of such dividend. Although the SIFT legislation may not increase the tax payable by Non-Resident Unitholders in respect of dividends deemed to be paid by PET, it is expected that the imposition of tax at the level of PET, under the SIFT legislation, will materially reduce the amount of cash available for distributions to unitholders.

Returns of capital to a Non-Resident Unitholder, or to a partnership that is not a “Canadian partnership”, for purposes of the Tax Act, are, and will be under the SIFT legislation, subject to a 15% Canadian withholding tax.

On a disposition or deemed disposition of a PET Unit, whether on a redemption or otherwise, a Non-Resident Unitholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of a PET Unit unless the PET Unit constitutes “taxable Canadian property” to the Non-Resident Unitholder and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Unitholder is resident.

Generally, a unit of a mutual fund trust will not be taxable Canadian property to a Non-Resident Unitholder at a particular time unless, at any time during the 60-month period immediately preceding the particular time, not less than 25% of the issued units of PET were owned by the Non-Resident Unitholder, persons with whom the Non-Resident Unitholder did not deal at arm’s length or any combination thereof.

Non-Resident Holders Who Dissent from the Amalgamation

Under the current administrative practice of the Agency, the receipt by a Non-Resident Holder who is a Dissenting Shareholder with respect to the Amalgamation of a cash payment equal to the fair value of the Non-Resident Holder’s Profound Common Shares will be treated as proceeds of disposition of such Profound Common Shares (except for any amount received as interest). Any amount received as interest will generally not be subject to withholding tax.

No Canadian tax will be payable on any capital gain realized in the circumstances by a Non-Resident Holder whose Profound Common Shares do not constitute “taxable Canadian property”.

In the event that the Profound Common Shares constitute “taxable Canadian property” to a particular Non-Resident Holder who is a Dissenting Shareholder, such Dissenting Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition exceed (or are less than) the aggregate adjusted cost base of such Profound Common Shares. The tax consequences described above under “Shareholders Resident in Canada – Taxation of Capital Gains or Capital Losses” generally will apply to a Non-Resident Holder who is a Dissenting Shareholder whose Profound Common Shares constitute “taxable Canadian property”. A Non-Resident Holder who is a Dissenting Shareholder, whose Profound Common Shares constitute “taxable Canadian property”, may be required to file a Canadian income tax return even if the Non-Resident Holder does not realize a capital gain on the disposition of such shares, unless the disposition of the Profound Common Shares is an “excluded disposition” of the Non-Resident Holder for purposes of the Tax Act. Non-Resident Holder’s whose Profound Common Shares constitute “taxable Canadian property” and who are Dissenting Shareholders should consult their own tax advisors for advice regarding their particular circumstances.

Section 116 Requirements

If the Profound Common Shares are not listed on a designated stock exchange immediately before the Amalgamation, the Amalco Redeemable Preferred Shares will be taxable Canadian property to Non-Resident Holders. Where the Amalco Redeemable Preferred Shares or the Profound Common Shares are taxable Canadian property to a Non-Resident Holder, the clearance certificate requirements of section 116 of the Tax Act must be followed, failing which Amalco will be required to withhold 25% of the Redemption Consideration (or the fair value of the Profound Common Shares in the case of a Dissenting Shareholder) as a prepayment of such Non-Resident Holder’s taxes under the Tax Act. In these circumstances, Non-Resident Holders are urged to consult their own tax advisors in this regard, including obtaining further details concerning obtaining clearance certificates on the disposition of shares which are “taxable Canadian property”. Provided that the Profound Common Shares are listed on a designated stock exchange immediately before the Amalgamation, the clearance certificate requirements in section 116 of the Tax Act will not be applicable.

Taxation of PET

SIFT Legislation

On October 31, 2006, the Minister of Finance (Canada) announced new proposals (the “October 31st Proposals”) that will change the manner in which certain flow-through entities, including mutual fund trusts, referred to as “specified investment flow-through” entities or “SIFTs”, and the distributions from such entities are taxed. The October 31st Proposals will apply a tax at the trust level on distributions of certain income from such a SIFT entity at a rate of tax comparable to the combined federal and provincial corporate tax rate and will result in the distributions from SIFT entities being treated as dividends to the recipient. The October 31st Proposals became law when bill C-52 received Royal Assent on June 22, 2007.

It is expected that PET will be characterized as a SIFT trust and as a result will be subject to the SIFT legislation. However, the SIFT legislation will not apply to SIFTs that were publicly traded on October 31, 2006 (“Grandfathered SIFTs”), such as PET, until January 1, 2011. However, the SIFT legislation indicates that any “undue expansion” of a Grandfathered SIFT between October 31, 2006 and January 1, 2011 (the “Interim Period”) may cause the application of the SIFT legislation to the Grandfathered SIFT to occur before January 1, 2011. Following the October 31, 2006 announcement, the Minister of Finance issued a press release on December 15, 2006 wherein it provided guidelines (the “Normal Growth Guidelines”) as to what would be considered “normal growth” as opposed to “undue expansion”. The Normal Growth Guidelines are incorporated by reference into the SIFT legislation.

The SIFT legislation indicates that no change will be recommended to the 2011 date in respect of any SIFT whose equity capital grows as a result of issuances of new equity (which includes trust units, debt that is convertible into trust units, and potentially other substitutes for such equity) before 2011, by an amount that does not exceed the greater of $50,000,000 and an objective “safe harbour” amount based on a percentage of the SIFT’s market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of a SIFT’s issued and outstanding publicly traded units, not including debt, options or other interests that were convertible into units of the SIFT). However, under the SIFT legislation; in the event that PET issues additional PET Units or debentures (or other equity substitutes on or before 2011), PET may become subject to this SIFT legislation prior to 2011. No assurance can be provided that the SIFT legislation will not apply to PET prior to 2011. Loss of this status may result in material adverse tax consequences for PET and its unitholders. However, it is assumed for purposes of this Summary, that PET will not be subject to the SIFT legislation until January 1, 2011. Moreover, it is expected that the issuance of PET Units, hereunder, will not, in and of itself, result in the SIFT legislation applying to PET prior to January 1, 2011.

Under the existing provisions of the Tax Act, PET can generally deduct, in computing its income for a taxation year, any amount of income that it distributes to unitholders in the year and, on that basis, PET is generally not liable for any material amount of tax. The SIFT legislation will change the manner in which PET and its distributions are taxed beginning January 1, 2011 (provided PET is not considered to have undergone an “undue expansion” during the Interim Period, as set out in the Normal Growth Guidelines which could result in the SIFT legislation applying to PET at an earlier date). More specifically, PET will not be able to deduct certain portions of its distributed income (referred to as “specified income”) and will become subject to a distribution tax on such specified income at a special rate that approximates the tax rate applicable to a taxable Canadian corporation. The SIFT legislation characterizes specified income to include: (i) income (other than dividends that PET could, if it were a corporation, deduct under the Tax Act) from PET’s non-portfolio properties; and (ii) taxable capital gains from PET’s dispositions of non-portfolio properties. Non-portfolio properties include certain Canadian resource properties and investments in certain entities such as certain corporations, trusts and partnerships.

The SIFT legislation will result in material and adverse tax consequences to PET and its unitholders (most particularly, unitholders that are tax-exempt or non-residents of Canada as such unitholders are not entitled to the benefit of the eligible dividend tax treatment that is available to taxable Canadian individuals). It is expected that the imposition of tax at the trust level under the SIFT legislation will materially reduce the amount of cash available for distributions to unitholders.

Eligibility For Investment

On the basis of the assumption that PET will qualify as a mutual fund trust within the meaning of the Tax Act at the time that the Amalco Redeemable Preferred Shares are redeemed, any PET Units that are received as part of the Redemption Consideration will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans deferred profit sharing plans, registered disability savings plans and tax free savings accounts. In order for PET to qualify as a mutual fund trust for purposes of the Tax Act, it must comply with prescribed conditions contained in the Tax Act. It is possible that PET will fail to comply with one or more of such conditions at some point in the future, such that PET will cease to qualify as a mutual fund trust either immediately upon such failure to comply or after the end of the year in which PET fails to comply, depending upon the circumstances. If PET’s status as a mutual fund trust is lost, the PET Units would cease to be a qualified investment for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts. Where at the end of any month a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or registered education savings plan (each a “Plan”) holds PET Units that are not qualified investments, the Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the PET Units held. In addition, where a trust governed by a registered retirement savings plan or registered retirement income funds holds PET Units that are not qualified investments, the Plan will become taxable on its income attributable to the PET Units while they are not qualified investments, including the full amount of any capital gain realized on the disposition of the PET Units. Where a trust governed by a registered education savings plan holds PET Units that are not qualified investments, the Plan’s registration may be revoked. Where a tax-free savings account holds PET Units that cease to be qualified investments, the holder of the tax-free savings account may be required to pay a tax under Part XI.01 of the Tax Act equal to 50% of the fair market value of such PET Units at the time that such PET Units cease to be a qualified investment. Where a registered disability savings plan holds PET Units that cease to be a qualified investment, the Plan and the holder thereof may be jointly and separately liable to pay a tax equal to 50% of the fair market value of such PET Units immediately before the time that the PET Units cease to be a qualified investment for the registered disability savings plan.

EFFECT OF THE AMALGAMATION ON MARKETS AND LISTINGS

Upon the Effective Date or as soon as practicable thereafter, it is expected that the Profound Common Shares will be delisted from the TSX. In addition, it is anticipated that the Corporation will apply to the applicable securities regulatory authorities to cease to be a “reporting issuer” or its equivalent under the securities laws of each of the provinces and territories of Canada in which the Corporation is currently a reporting issuer or its equivalent.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and officers of Profound, neither 1463072, PET, nor any individual who has been a director or executive officer of Profound at any time since the Corporation’s most recently completed financial year, nor any associate or affiliate of any one of them has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except as disclosed in this Circular. Each of Susan Riddell Rose, Cameron Sebastian, Donald Nelson, Randall Johnson and Robert Maitland, directors of the Corporation, are directors and/or officers of Paramount Energy Operating Corp., the administrator of PET, and/or 1463072 as well as securityholders of PET.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Circular (including the documents incorporated by reference herein), to the knowledge of the directors and officers of the Corporation, no director or executive officer of the Corporation, no director or executive officer of a person or company that is itself an “informed person” or subsidiary of the Corporation, no person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation carrying more than 10% of the voting rights attached to all outstanding voting securities of Profound at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction of the Corporation since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of July 14, 2009, 47,131,318 Profound Common Shares were outstanding, each entitled to one vote on each matter to be voted upon at the Meeting. Each holder of record of Profound Common Shares on July 14, 2009 is entitled to notice of the Meeting and is entitled to vote at the Meeting. If a person acquires Profound Common Shares after July 14, 2009, that person is entitled to vote those shares at the Meeting upon producing properly endorsed share certificates or otherwise establishing share ownership. See “General Proxy Information – Persons Entitled to Vote”.

The following table sets out, as at July 14, 2009, each person or company who, to the knowledge of the directors and executive officers of Profound, beneficially owns, or controls or directs, directly or indirectly, 10% or more of the outstanding Profound Common Shares:

Name	Number of Profound Common Shares	Percentage of Profound Common Shares
Paramount Energy Trust(1)	32,217,296	68.36%
ARC Energy Funds(2)	11,522,149	24.45%

Notes:

(1)	The number of Profound Common Shares beneficially owned, directly or indirectly by PET includes 1,856,400 Profound Common Shares directly owned by PET and 30,360,896 Profound Common Shares owned by PET’s indirect subsidiary, 1463072.

(2)	ARC Equity Management (Fund 5) Ltd., as the general partner of ARC Energy Fund 5 Canadian Limited Partnership, ARC Energy Fund 5 United States Limited Partnership and ARC Energy Fund 5 International Limited Partnership, together with ARC Energy Venture Fund 4, exercise control or direction over an aggregate of 11,522,149 Profound Common Shares. The foregoing information has been derived from early warning reports filed by ARC Energy Fund 5 on SEDAR at www.sedar.com and insider reports filed by ARC Energy Fund 5 and ARC Energy Fund 4 on SEDI at www.sedi.ca.

PRICE RANGE AND TRADING VOLUMES OF THE PROFOUND COMMON SHARES AND PET UNITS

The Profound Common Shares trade on the TSX under the symbol “PFX”. The following table sets forth the high and low closing price and volume of sales of the Profound Common Shares traded on the TSX for the periods indicated.

	Price Range
Period (2009)	High ($)	Low ($)	Trading Volume (Shares)
January	1.09	0.53	1,541,181
February	0.85	0.50	971,024
March	1.20	0.50	5,000,427
April	1.37	1.15	6,481,512
May	1.90	1.24	3,190,598
June	1.79	1.53	2,497,320
July (1-14)	1.69	1.35	129,200

The closing price of the Profound Common Shares on the TSX on March 30, 2009, the last trading day prior to the announcement of the Offer, was $0.65. The closing price of the Profound Common Shares on the TSX on July 14, 2009 was $1.60.

The PET Units are listed for trading on the TSX under the symbol “PMT.UN”. The following table sets forth the reported high and low sales price and the cumulative volume of trading of the PET Units on the TSX for the periods indicated:

	Price Range
Period (2009)	High ($)	Low ($)	Trading Volume (Units)
January	5.75	4.75	6,151,442
February	4.90	3.40	7,319,978
March	3.68	2.59	8,772,738
April	3.92	3.25	7,597,678
May	4.68	3.31	8,701,735

	Price Range
Period (2009)	High ($)	Low ($)	Trading Volume (Units)
June	5.00	4.19	7,806,941
July (1-14)	4.44	3.89	2,213,400

The closing price of the PET Units on the TSX on March 30, 2009, the last trading day prior to the announcement of the Offer, was $3.19. The closing price of the PET Units on the TSX on July  14, 2009 was $4.29.

OWNERSHIP OF SECURITIES OF PROFOUND

Except as disclosed below and under “Voting Securities and Principal Holders of Voting Securities”, no: (a) director or officer of Profound; or (b) to the knowledge of any of the officers or directors of Profound, after reasonable inquiry: (i) associate or affiliate of an insider of Profound; (ii) associate or affiliate of Profound; (iii) insider of Profound other than a director or officer of Profound; or (iv) person or company acting jointly or in concert with Profound, beneficially owns, directly or indirectly, or exercises control or direction over any Profound Common Shares as at the date hereof.

PREVIOUS PURCHASES AND SALES

The table below sets forth information relating to any securities of Profound purchased or sold by Profound during the twelve months preceding the date hereof, excluding securities purchased or sold pursuant to the exercise of employee stock options, warrants and conversion rights:

Description of Transaction	Number of Securities Purchased or Sold	Purchase or Sale Price of the Securities ($)	Date of the Transaction
Purchases
Common Shares	16,000	0.53	January 27, 2009(1)
Common Shares	25,000	0.56	January 26, 2009(1)
Common Shares	25,000	0.66	January 23, 2009(1)
Common Shares	14,000	0.72	January 22, 2009(1)
Common Shares	3,000	0.76	January, 16, 2009(1)
Common Shares	13,500	0.80	January 13, 2009(1)
Common Shares	20,000	0.83	January 9, 2009(1)
Common Shares	17,500	0.78	January 8, 2009(1)
Common Shares	26,100	0.74	November 28, 2008(1)
Common Shares	26,100	0.71	November 27, 2008(1)
Common Shares	10,000	2.82	September 18, 2008(1)
Common Shares	10,000	2.89	September 17, 2008(1)
Common Shares	4,000	3.08	September 16, 2008(1)
Sales
Common Shares	9,224,310	—	June 30, 2009(2)
Special Warrants	9,224,310	0.75	April 14, 2009(3)

Notes:

(1)	Acquired pursuant to normal course issuer bid.

(2)	Acquired pursuant to the exercise by PET of the Special Warrants referred to in note 3 below.

(3)	9,224,310 Special Warrants issued to PET pursuant to a private placement in accordance with the Special Warrant Agreement.

PREVIOUS DISTRIBUTIONS

The following table sets out information relating to the distributions of Profound Common Shares during the five years preceding the date hereof:

Date	Description	Number of Profound Common Shares(1)	Issue Price(1) ($)		Aggregate Gross Proceeds ($)
June 30, 2009	Exercise of Special Warrants	9,224,310	—	(2)	—

June 30, 2009	Exercise of Options	778,000	0.57		443,780

March 28, 2008	Issued on Acquisition of Defiant Resources Corp.	12,436,592	2.72		33,827,530

November 19, 2007	Issued on Acquisition of Profound Energy Ltd.	11,560,857	4.00		46,243,428

August 15, 2007	Exercise of Performance Warrants	98,359	4.00		393,435

August 14, 2007	Exercise of Performance Warrants	427,488	4.00		1,709,950

August 7, 2007	Exercise of Performance Warrants	7,400	4.00		29,600

August 3, 2007	Exercise of Performance Warrants	22,575	4.00		90,300

August 2, 2007	Exercise of Performance Warrants	15,350	4.00		61,400

April 26, 2007	Exercise of Performance Warrants	12,500	4.00		50,000

April 4, 2007	Exercise of Options	4,167	7.00		29,167

February 21, 2007	Exercise of Options	4,167	7.00		29,167

February 20, 2007	Private Placement of Flow-Through Shares	833,750	19.20		16,008,000

February 9, 2007	Exercise of Performance Warrants	18,750	4.00		75,000

November 30, 2006	Exercise of Performance Warrants	6,250	4.00		25,000

November 9, 2006	Exercise of Performance Warrants	112,500	4.00		450,000

November 8, 2006	Exercise of Options	6,250	9.56		59,750

Date	Description	Number of Profound Common Shares(1)	Issue Price(1) ($)	Aggregate Gross Proceeds ($)
November 8, 2006	Exercise of Options	2,083	7.00	14,583

November 8, 2006	Exercise of Options	833,500	18.00	15,003,000

August 15, 2006	Exercise of Options	1,500	7.00	10,500

July 21, 2006	Exercise of Options	2,917	7.00	20,417

July 21, 2006	Exercise of Performance Warrants	10,000	4.00	40,000

July 12, 2006	Exercise of Performance Warrants	12,500	4.00	50,000

June 29, 2006	Exercise of Options	1,417	7.00	9,917

June 28, 2006	Issued on Initial Public Offering	2,187,500	16.00	35,000,000

May 22, 2006	Exercise of Options	8,333	7.00	58,333

April 10, 2006	Exercise of Performance Warrants	87,503	4.00	350,010

May 5, 2005	Private Placement of Common Shares and Flow-Through Shares	8,625,000	4.00	34,500,000

February 14, 2005	Issued on Initial Incorporation	.25	4.00	1.00

Notes:

(1)	The number of Profound Common Shares and issue prices reflected in the above table have been adjusted to reflect the consolidation of the Profound Common Shares on the basis of one Profound Common Share on a post-consolidation basis for every four Profound Common Shares on a pre-consolidation basis that occurred on November 19, 2007.

(2)	9,224,310 Special Warrants were issued on April 14, 2009 at a price of $0.75 per Special Warrant. Each Special Warrant was convertible in certain circumstances into one Common Share without the payment of additional consideration.

DIVIDEND RECORD AND POLICY

Profound has not declared or paid any dividends on any securities in the two years preceding the date hereof, and does not foresee the declaration or payment of any dividends on any securities in the foreseeable future.

AUDITOR

Collins Barrow LLP is the Corporation’s auditor. Collins Barrow LLP was first appointed as the Corporation’s auditor on November 19, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporation by calling Evelyn I. Burnett, Vice-President, Finance and Chief Financial

Officer of Profound at (403) 513-1388. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

The following documents filed with the various securities commissions or similar authorities in the provinces of Canada are specifically incorporated by reference into and form an integral part of this Circular:

(a)	the Take-over Bid Circular (including the documents incorporated by reference therein); and

(b)	the Directors’ Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Financial information in respect of the Corporation and its affairs is provided in the Corporation’s annual audited comparative financial statements for the year ended December 31, 2008 and the related management’s discussion and analysis and in its unaudited financial statements and related management’s discussion and analysis for the quarter ended March 31, 2009. Copies of the Corporation’s financial statements and related management discussion and analysis are available upon request from Evelyn I. Burnett, Vice-President, Finance and Chief Financial Officer of the Corporation, (403) 513 1388 or on SEDAR at www.sedar.com.

APPROVAL OF CIRCULAR

The contents of this Circular have been approved and the sending, delivery and the distribution thereof have been authorized by the Board of Directors.

CERTIFICATE

July 15, 2009

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(signed) Susan L. Riddell Rose President and Chief Executive Officer and Director	(signed) Evelyn Burnett Vice President, Finance and Chief Financial Officer

(signed) Cameron R. Sebastian Director	(signed) Donald J. Nelson Director

APPENDIX 1

PROFOUND ENERGY INC.

SPECIAL RESOLUTION

RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the amalgamation (the “Amalgamation”) of Profound Energy Inc. (the “Corporation”) and 1463072 Alberta Ltd. (“1463072”) upon the terms and conditions set forth in the amalgamation agreement (the “Amalgamation Agreement”) dated July 15, 2009 between the Corporation and 1463072 attached as Appendix 2 to the management information circular (the “Circular”) of the Corporation dated July 15, 2009, with such amendments as may be permitted below, be and is hereby approved;

2.	the execution and delivery by the Corporation of the Amalgamation Agreement be and is hereby ratified and approved;

3.	the board of directors of the Corporation be and is hereby authorized to revoke this resolution at any time prior to the Amalgamation becoming effective without further approval of the shareholders of the Corporation and to determine not to proceed with the Amalgamation; and

4.	any two directors of the Corporation be and are hereby authorized to take all such steps and execute all documents as they deem necessary or desirable in connection with the Amalgamation Agreement and the Amalgamation of the Corporation and 1463072 and may agree to such amendments to the Amalgamation Agreement or the Amalgamation as deemed necessary, provided any such amendments do not reduce the Redemption Consideration, as defined in the Circular.

APPENDIX 2

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is made this 15th day of July, 2009.

B E T W E E N:

1463072 ALBERTA LTD., a corporation existing under the laws of the Province of Alberta (hereinafter called “1463072”)

- and -

PROFOUND ENERGY INC., a corporation existing under the laws of the Province of Alberta (hereinafter called “Profound”).

RECITALS:

A.	1463072 and Profound have agreed to amalgamate pursuant to the Business Corporations Act (Alberta) (the “ABCA”) and upon the terms and conditions hereinafter set forth, with the amalgamated company to be referred to herein as “Amalco”;

B.	1463072 is an indirect wholly-owned subsidiary of Paramount Energy Trust (“PET”) and has not carried on active business and PET desires that 1463072 amalgamate with Profound upon the terms and conditions hereinafter set forth;

C.	the authorized capital of 1463072 consists of an unlimited number of common shares, and an unlimited number of series 1 preferred shares of which, as of the date hereof, 10 common shares and 9,224,310 series 1 preferred shares are issued and outstanding;

D.	the authorized capital of Profound consists of an unlimited number of common shares, and an unlimited number of preferred shares, issuable in series, of which, as of the date hereof, 47,131,318 common shares are issued and outstanding;

E.	as of the date hereof, PET and 1463072 hold approximately 68.36% of the outstanding common shares in the capital of Profound;

F.	upon the amalgamation, each issued and outstanding common share in the capital of Profound (other than those held by dissenting shareholders, PET and 1463072) shall be converted into one series 2 preferred share of Amalco;

G.	upon the amalgamation, each issued and outstanding common share in the capital of Profound held by 1463072 shall be cancelled;

H.	upon the amalgamation, each issued and outstanding common share in the capital of 1463072 shall be converted into one common share of Amalco;

I.	upon the amalgamation, each issued and outstanding series 1 preferred share in the capital of 1463072 shall be converted into one series 1 preferred share of Amalco;

J.	upon the amalgamation, each issued and outstanding common share held by dissenting shareholders shall be cancelled and dissenting shareholders shall be entitled to be paid the fair value of their common shares in the capital of Profound in accordance with the ABCA;

K.	following the amalgamation, each issued and outstanding series 2 preferred share of Amalco shall be redeemed for the Redemption Consideration;

L.	1463072 and Profound have each made disclosure to the other of their respective assets and liabilities; and

M.	it is desirable that this amalgamation be effected.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties agree as follows:

1.	Interpretation

In this Agreement, the following terms shall have the following meanings:

(a)	“1463072 Common Shares” means the common shares of 1463072;

(b)	“1463072 Preferred Shares” means the series 1 preferred shares of 1463072;

(c)	“ABCA” means the Business Corporations Act (Alberta);

(d)	“Agreement” means this Amalgamation Agreement;

(e)	“Amalco” means the corporation continuing from the amalgamation of the Amalgamating Corporations;

(f)	“Amalco Common Shares” means the common shares in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule A;

(g)	“Amalco Preferred Shares” means the series 1 preferred shares in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule A;

(h)	“Amalco Redeemable Preferred Shares” means the series 2 preferred shares in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule A;

(i)	“Amalgamating Corporations” means 1463072 and Profound;

(j)	“Amalgamation” means the amalgamation of the Amalgamating Corporations as contemplated in this Agreement;

(k)	“Business Day” means any day other than a Saturday, Sunday or civic or statutory holiday in the City of Calgary, Alberta;

(l)	“Certificate of Amalgamation” means the Certificate of Amalgamation to be issued by the Registrar of Corporations under the ABCA in respect of the Amalgamation;

(m)	“Date of Redemption” means the Effective Date;

(n)	“Dissenting Shareholder” means a registered Shareholder, who, in connection with the special resolution of the Shareholders which approves the Amalgamation, has sent to Profound a written objection and a demand for payment within the time limits and in the manner prescribed by section 191 of the ABCA with respect to his Profound Common Shares;

(o)	“Dollars” or “$” means the lawful currency of Canada;

(p)	“Effective Date” means the date of the Amalgamation as set forth in the Certificate of Amalgamation;

(q)	“Meeting” means the special meeting (and any adjournments thereof) of Shareholders held to consider the special resolution which approves and adopts this Agreement;

(r)	“Profound Common Shares” means the common shares of Profound;

(s)	“PET Unit” means a trust unit of PET;

(t)	“Redemption Consideration” means the consideration payable upon redemption of the Amalco Redeemable Preferred Shares, being (a) $1.34 in cash per Amalco Redeemable Preferred Share, (b) 0.394 of a PET Unit per Amalco Redeemable Preferred Share, or (c) any combination thereof, subject, in each case, to pro ration as set forth in the terms of the Amalco Redeemable Preferred Shares; and

(u)	“Shareholders” means the holders of Profound Common Shares.

Words and phrases used in this Agreement and defined in the ABCA shall have the same meaning in this Agreement as in the ABCA unless the context otherwise requires.

2.	Agreement to Amalgamate

The Amalgamating Corporations do hereby agree to amalgamate pursuant to the provisions of section 181 of the ABCA as of the Effective Date and to continue as one corporation on the terms and conditions set out in this Agreement.

3.	Name

The name of Amalco shall be “Profound Energy Inc.”.

4.	Registered Office

The registered office of Amalco shall be 3200, 605 – 5th Avenue S.W., Calgary, Alberta T2P 3H5.

5.	Authorized Capital

Amalco shall be authorized to issue: (a) an unlimited number of Amalco Common; and (b) an unlimited number of preferred shares, issuable in series, of which (i) the first series shall be an unlimited number of Amalco Preferred Shares, and (ii) the second series shall be an unlimited number of Amalco Redeemable Preferred Shares. The Amalco Common Shares, preferred shares of Amalco, the Amalco Preferred Shares and the Amalco Redeemable Preferred Shares, shall be as set forth in Schedule A to this Agreement.

6.	Business

There shall be no restriction on the business which Amalco is authorized to carry on.

7.	Number of Directors

The board of directors of Amalco shall, until otherwise changed in accordance with the ABCA, consist of a minimum number of one and a maximum number of seven directors.

8.	Initial Directors

The number of first directors of Amalco shall be two. The first directors of Amalco shall be the persons whose names and addresses appear below:

Name	Address
Susan Riddell Rose	3200, 605 - 5th Avenue S.W. Calgary, Alberta, T2P 3H5

Cameron Sebastian	3200, 605 - 5th Avenue S.W. Calgary, Alberta, T2P 3H5

9.	Amalgamation

On the Effective Date:

(a)	each issued and outstanding Profound Common Share (other than those held by Dissenting Shareholders, PET or 1463072) shall be converted into one Amalco Redeemable Preferred Share;

(b)	each issued and outstanding Profound Common Share held by 1463072 will be cancelled;

(c)	each issued and outstanding 1463072 Common Share shall be converted into one Amalco Common Share;

(d)	each issued and outstanding 1463072 Preferred Share shall be converted into one Amalco Preferred Share; and

(e)	each issued and outstanding Profound Common Share held by each Dissenting Shareholder will be cancelled and each Dissenting Shareholder will become entitled to be paid the fair value of such Profound Common Shares in accordance with the ABCA.

10.	By-laws

The by-laws of Amalco, until repealed, amended or altered, shall be the by-laws of 1463072.

11.	Auditors

The auditors for Amalco shall be Collins Barrow LLP, chartered accountants.

12.	Stated Capital Accounts

There shall be added to the stated capital account in the accounting records of Amalco maintained for (i) the Amalco Redeemable Preferred Shares, an amount equal to the aggregate stated capital of the Profound Common Shares applicable to the Profound Common Shares converted to Amalco Redeemable Preferred Shares hereunder, (ii) the Amalco Preferred Shares, an amount equal to such amount set out by a resolution of Amalco’s board of directors, not exceeding the aggregate stated capital of the 1463072 Preferred Shares, and (iii) the Amalco Common Shares, an amount equal to the aggregate stated capital of the 1463072 Common Shares. The stated capital accounts shall be adjusted to recognize payments that may be made to Dissenting Shareholders as set out in section 9 hereof.

13.	Share Certificates

No share certificates representing Amalco Redeemable Preferred Shares shall be issued to Shareholders upon completion of the Amalgamation. Certificates representing Profound Common Shares shall be deemed to represent Amalco Redeemable Preferred Shares received on Amalgamation.

14.	Stale Certificates

Any certificate formerly representing Profound Common Shares which is not deposited with Valiant Trust Company or its successor prior to the fifth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature.

15.	Contribution of Assets

Each of Profound and 1463072 shall contribute to Amalco all of its assets, subject to its liabilities, as such exist, immediately before the Effective Date.

16.	Effect of Amalgamation

On the Effective Date:

(a)	the property of each Amalgamating Corporation will continue to be the property of Amalco;

(b)	Amalco will continue to be liable for the obligations of each Amalgamating Corporation;

(c)	any existing cause of action, claim or liability to prosecution pending by or against either of the Amalgamating Corporations will be unaffected;

(d)	any civil, criminal or administrative action or proceeding pending by or against either of the Amalgamating Corporations may be continued to be prosecuted by or against Amalco;

(e)	any conviction against, or ruling, order or judgment in favour or against, either of the Amalgamating Corporations may be enforced by or against Amalco; and

(f)	the Articles of Amalgamation of Amalco shall be deemed to be the Articles of Incorporation of Amalco and the Certificate of Amalgamation shall be deemed to be the Certificate of Incorporation of Amalco.

17.	General Conditions

This Agreement and the obligations of the parties hereto to complete the transactions contemplated hereby, including without limitation the Amalgamation, are subject to the fulfillment of the following conditions:

(a)

this Agreement and the transactions contemplated hereby, including without limitation the Amalgamation, shall have been approved by not less than 66 2/3% of the votes cast by holders of the Profound Common Shares present in person or represented by proxy at the Meeting;

(b)	this Agreement and the transactions contemplated hereby, including without limitation the Amalgamation shall have received “minority approval” as provided for in section 4.5 of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions;

(c)	all consents, orders, approvals and authorizations, including regulatory and judicial approvals and orders, required or necessary for the completion of the Amalgamation, shall have been obtained on terms and conditions satisfactory to each of the Amalgamating Corporations acting reasonably; and

(d)	there shall not be in force any order or decree which would restrain or enjoin the consummation of the transactions contemplated by this Agreement, including without limitation the Amalgamation.

18.	Dissenting Shareholders

Profound Common Shares that are held by a Dissenting Shareholder who complies with section 191 of the ABCA in all respects and does not withdraw his dissent before the Effective Date shall not be converted as prescribed by Section 9 hereof but will be terminated in accordance with section 191 of the ABCA.

19.	Amendment

This Agreement may at any time and from time to time before or after the holding of the Meeting be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders, provided that no such amendment shall change the provisions hereof regarding the consideration to be received by Shareholders in exchange for their Profound Common Shares without approval by the Shareholders, given in the same manner as required for the approval of the Amalgamation.

20.	Termination

This Agreement may, prior to the issuance of the Certificate of Amalgamation, be terminated by the board of directors of either of the Amalgamating Corporations, notwithstanding the approval of this Agreement by the shareholders of 1463072 and Profound.

21.	Filing of Documents

Subject to section 20 hereof, upon the shareholders of each of the Amalgamating Corporations approving this Agreement by special resolution in accordance with the ABCA and subject to the other provisions of this Agreement, the Amalgamating Corporations shall jointly file with the Registrar of Corporations under the ABCA Articles of Amalgamation and such other documents as may be required.

22.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

23.	Further Assurances

Each of the parties hereto agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Agreement.

24.	Counterparts

This Agreement may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

25.	Entire Agreement

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement. No reliance is made on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into this Agreement, or any amendment or supplement thereto, by any party to this Agreement or its directors, officers, employees or agents, to any other party to this Agreement or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement, and none of the parties to this Agreement has been induced to enter into this Agreement or any amendment or supplement by reason of any such warranty, representation, opinion, advice or assertion of fact. Accordingly, there shall be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

PROFOUND ENERGY INC.

Per:	(signed) Susan Riddell Rose
Susan L. Riddell Rose, President and Chief Executive Officer

1463072 ALBERTA LTD.

Per:	(signed) Susan Riddell Rose
Susan L. Riddell Rose, President

SCHEDULE A

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

OF SHARE CAPITAL OF PROFOUND ENERGY INC.

The authorized capital of Profound Energy Inc. (the “Corporation”) shall consist of: (a) one class of shares, to be designated as “Common Shares”, in an unlimited number; and (b) one class of shares, to be designated as “Preferred Shares”, issuable in series, in an unlimited number, of which (i) the first series shall be “Series 1 Preferred Shares”, in an unlimited number, and (ii) the second series shall be “Series 2 Preferred Shares”, in an unlimited number, which shares shall have the following rights, privileges, restrictions and conditions:

COMMON SHARES

The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(i)	the right to one vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

(ii)	subject to the prior rights and privileges attaching to any other class of shares of the Corporation, the right to receive any dividend declared by the Corporation; and

(iii)	subject to the prior rights and privileges attaching to any other class of shares of the Corporation, the right to receive the remaining property and assets of the Corporation upon dissolution.

PREFERRED SHARES

The Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(i)	the Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the directors of the Corporation; and

(ii)	subject to the provisions of the Business Corporations Act (Alberta), the directors of the Corporation may by resolution fix from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions attaching to each series of the Preferred Shares.

SERIES 1 PREFERRED SHARES

The Corporation is authorized to issue an unlimited number of Series 1 Preferred Shares, such shares having attached thereto the following rights, privileges, restrictions and conditions:

Voting

1.	The holders of the Series 1 Preferred Shares shall not be entitled (except as expressly provided in the Business Corporation Act (Alberta)) to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at such meeting.

Dividends

2.

The holders of the Series 1 Preferred Shares shall be entitled to rank ahead of the holders of the common shares of the Corporation (the “Common Shares”) as to dividends. The Series 1 Preferred Shares shall be entitled to a non-cumulative dividend, as and when declared by the board of directors of the Corporation (the “Board of Directors”), at a rate per annum on the Redemption Amount (as hereinafter defined) per Series 1 Preferred Share determined at the time of declaration by the Board of Directors, subject to a maximum rate of 10% per annum. The Series 1 Preferred Shares shall not be entitled to participate any further with respect to dividends except to the extent hereinbefore provided.

3.	No dividend shall be declared or paid on any class of shares of the Corporation if it would result in the realizable value of the assets of the Corporation, net of liabilities which exist at the relevant time, being less than the aggregate of the Redemption Amounts of all of the issued and outstanding Series 1 Preferred Shares.

Liquidation, Dissolution or Winding-up

4.	In the event of a liquidation, dissolution or winding up of the Corporation or any other distribution by way of repayment of capital, the holders of the Series 1 Preferred Shares shall be entitled to receive an amount equal to the Redemption Amount per share together with any declared but unpaid dividends prior to any payment or distribution to any other class of shares of the Corporation. The Series 1 Preferred Shares shall not be entitled to share any further in the distribution of the property or assets of the Corporation except to the extent hereinbefore provided.

Redemption

5.	The Series 1 Preferred Shares, or any part thereof, shall be subject to redemption or purchase, at an amount equivalent to the Redemption Amount per share plus any declared but unpaid dividends, at any time, at the option of the Board of Directors, without the consent of the holders thereof, and if less than the whole of the outstanding Series 1 Preferred Shares shall be so redeemed or purchased, the shares to be redeemed or purchased and the date for Redemption (the “Redemption Date”) shall be selected in such manner as the Board of Directors may determine. The Corporation shall, on the Redemption Date, redeem or purchase such Series 1 Preferred Shares by paying to the registered holder an amount equivalent to the Redemption Amount per share for each Series 1 Preferred Share being redeemed or purchased plus all declared but unpaid dividends thereon. Such payment shall be made by electronic wire transfer or cheque payable at par at any branch of the Corporation’s bankers for the time being in Canada or by other property having a value equivalent (as determined by resolution of the Board of Directors) to the Redemption Amount. The said Series 1 Preferred Shares shall be redeemed or purchased on the Redemption Date and from and after that date such shares shall cease to be entitled to dividends, and the holders thereof shall not be entitled to exercise any of the rights of the holders of Series 1 Preferred Shares in respect thereof, unless payment of the Redemption Amount plus any declared but unpaid dividends is not paid on the Redemption Date in which event the rights of the holders of the said Series 1 Preferred Shares shall remain unaffected.

6.	The “Redemption Amount” with respect to each Series 1 Preferred Share shall be an amount determined by a resolution of the Board of Directors provided that the said Redemption Amount shall be fixed by the Board of Directors prior to the issuance of any of the said Series 1 Preferred Shares.

Retraction

7.

A registered holder of the Series 1 Preferred Shares shall be entitled to require the Corporation to redeem or purchase at any time all or any of the Series 1 Preferred Shares registered in the name of such holder on the books of the Corporation by tendering to the Corporation at its registered office the share certificate or certificates representing the Series 1 Preferred Shares which the registered holder desires to have the Corporation redeem or purchase, together with the request in writing specifying that the registered holder desires to have the said Series 1 Preferred Shares represented by such certificate or certificates redeemed or purchased by the Corporation, and stating the business day (hereinafter called the “Retraction Date”) on which the holder desires to have the Corporation redeem or purchase such shares. Upon receipt of a share certificate or certificates representing the Series 1 Preferred Shares which the registered holder desires to have the Corporation redeem or purchase, together with such a request, the Corporation shall, on the Retraction Date, redeem or purchase such Series 1 Preferred Shares by paying to the registered holder an amount equivalent to the Redemption Amount per share for each Series 1 Preferred Share being redeemed or purchased plus all declared but unpaid dividends thereon. Such payment shall be made by electronic wire transfer or cheque payable at par at any branch of the Corporation’s bankers for the time being in

Canada or by other property having a value equivalent (as determined by resolution of the Board of Directors) to the Redemption Amount. The said Series 1 Preferred Shares shall be redeemed or purchased on the Retraction Date and from and after that date such shares shall cease to be entitled to dividends, and the holders thereof shall not be entitled to exercise any of the rights of the holders of Series 1 Preferred Shares in respect thereof unless payment of the Redemption Amount plus any declared but unpaid dividends is not paid on the Retraction Date in which event the rights of the holders of the said Series 1 Preferred Shares shall remain unaffected.

8.	If the Corporation is not permitted, by insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to or on parity with the Series 1 Preferred Shares to redeem or purchase all the Series 1 Preferred Shares duly tendered by a holder thereof pursuant to paragraph 7, the Corporation shall redeem only the maximum number of Series 1 Preferred Shares (rounded to the next lower multiple of 1,000 shares) which the Board of Directors determine the Corporation is then permitted to redeem or purchase. Such redemption or purchase will be made pro rata (disregarding fractions of shares) from each holder of tendered Series 1 Preferred Shares according to the number of Series 1 Preferred Shares tendered for redemption or purchase by each such holder and the Corporation shall issue and deliver to each such holder, a new share certificate, at the expense of the Corporation, representing the Series 1 Preferred Shares not redeemed or purchased by the Corporation.

9.	If the Board of Directors has acted in good faith in making the determination referred to in paragraph 8 as to the number of Series 1 Preferred Shares which the Corporation is permitted at any time to redeem or purchase, the Board of Directors and the Corporation shall have no liability in the event that any such determination proves inaccurate.

Specified Amount

10.	The amount of each Series 1 Preferred Share specified for the purposes of subsection 191(4) of the Income Tax Act (Canada) is the amount determined by resolution of the Board of Directors at the time of issuance of such share. For greater certainty, such amount shall be a fixed dollar amount and such resolution of the Board of Directors shall be deemed to form part of these share terms.

Adjustment

11.	The Redemption Amount determined under paragraph 6 shall be final and binding on the Corporation and all shareholders of the Corporation provided that if, at any time after the issuance of a Series 1 Preferred Share, for the purpose of administering the Income Tax Act (Canada) or similar provincial legislation and determining the income tax consequences, if any, relating to the issuance of such Series 1 Preferred Share, it is finally determined by a tribunal or a court of competent jurisdiction, or otherwise, that the consideration received by the Corporation on the issuance of such Series 1 Preferred Share was more or less than the Redemption Amount determined by the Board of Directors under paragraph 6, then the Redemption Amount shall conclusively be deemed to be and to have always been equal to the value of the consideration received by the Corporation on the issuance of such Series 1 Preferred Share as finally determined.

SERIES 2 PREFERRED SHARES

Voting

1.	The holders of the Series 2 Preferred Shares shall not be entitled (except as expressly provided in the Business Corporation Act (Alberta)) to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at such meeting.

Dividends

2.	The holders of the Series 2 Preferred Shares shall not be entitled to receive any dividends thereon.

Redemption

3. (a)	For the purpose of these Series 2 Preferred Shares, the following terms shall be defined as set forth below:

“Amalgamation” means the amalgamation of Profound and 1463072 Alberta Ltd. to form the Corporation;

“Cash Alternative” means $1.34 per Series 2 Preferred Share;

“Cash Electing Shareholders” means those Profound Shareholders having delivered to Valiant, on or before the Election Deadline, a duly completed Letter of Transmittal and Election Form electing to receive Redemption Consideration in the form of the Cash Alternative;

“Consideration Alternative” means the Cash Alternative, the Unit Alternative, or any combination thereof;

“Election Deadline” means 5:00 p.m. (Calgary time) on August 12, 2009, or such other time as may from time to time be specified by the Profound;

“Letter of Transmittal and Election Form “ means the letter of transmittal and election form delivered to Profound Shareholders in connection with the special meeting of Profound Shareholders held on August 13, 2009 and required to be completed by registered holders of Profound Common Shares on or prior to the Election Deadline;

“Maximum Redemption Cash Consideration” means $5,901,000;

“Maximum Redemption Unit Consideration” means 4,140,501 PET Units;

“PET” means Paramount Energy Trust;

“PET Unit” means a trust unit of PET;

“Profound” means Profound Energy Inc.;

“Profound Common Shares” means the common shares in the capital of Profound issued and outstanding immediately prior to the Amalgamation;

“Profound Shareholder” means a holder of Profound Common Shares immediately prior to the Amalgamation;

“Redemption Consideration” means the consideration payable upon redemption of the Series 2 Preferred Shares, being (a) $1.34 in cash per Series 2 Preferred Share, (b) 0.394 of a PET Unit per Series 2 Preferred Share, or (c) any combination thereof, subject, in each case, to pro ration as set forth in the terms of these Series 2 Preferred Shares;

“Unit Alternative” means 0.394 of a PET Unit per Series 2 Preferred Share;

“Unit Electing Shareholders” means those Profound Shareholders (i) having delivered to Valiant, on or before the Election Deadline, a duly completed Letter of Transmittal and Election Form electing to receive Redemption Consideration in the form of the Unit Alternative, and (ii) not having delivered to Valiant, on or before the Election Deadline, a duly completed Letter of Transmittal and Election Form; and

“Valiant” means Valiant Trust Company.

(b)	The Corporation shall, subject to the requirements of the Business Corporation Act (Alberta), as of 11:59 p.m. (Calgary time) on the day the Amalgamation becomes effective (the “Time of Redemption”) redeem all of the Series 2 Preferred Shares in accordance with the provisions of this Section 3. Except as hereinafter provided, no notice of redemption or other act or formality on the part of the Corporation shall be required to call the Series 2 Preferred Shares for redemption.

(c)	At the Time of Redemption, all Series 2 Preferred Shares held by Cash Electing Shareholders shall be redeemed and such Cash Electing Shareholders shall receive Redemption Consideration in the amount of $1.34 in cash per Series 2 Preferred Share held by such Cash Electing Shareholders, provided that if the aggregate cash consideration that would be payable by the Corporation to Cash Electing Shareholders in respect of the redemption of their Series 2 Preferred Shares at the Time of Redemption exceeds the Maximum Redemption Cash Consideration, then the Maximum Redemption Cash Consideration will be prorated among the Cash Electing Shareholders such that each Cash Electing Shareholder will receive an amount equal to the amount of the cash sought by such Cash Electing Shareholder multiplied by a fraction, the numerator of which is the Maximum Redemption Cash Consideration and the denominator of which is the aggregate amount of the cash consideration sought by all Cash Electing Shareholders, and each such Cash Electing Shareholder will receive the balance of the consideration to which it is entitled in the form of a number of PET Units calculated by dividing such balance by $3.40, rounded down to the nearest whole number (with cash paid in lieu of any fractional PET Unit on the basis of $3.40 per PET Unit).

(d)	At the Time of Redemption, all Series 2 Preferred Shares held by Unit Electing Shareholders shall be redeemed and such Unit Electing Shareholders shall receive Redemption Consideration in the amount of 0.394 of a PET Unit per Series 2 Preferred Share held by such Unit Electing Shareholders, provided that if the number of PET Units that would be issuable by the Corporation to Unit Electing Shareholders in respect of the redemption of their Series 2 Preferred Shares at the Time of Redemption exceeds the Maximum Redemption Unit Consideration, then the Maximum Redemption Unit Consideration will be prorated among the Unit Electing Shareholders such that each Unit Electing Shareholder will receive a number of PET Units equal to the number of PET Units sought by such Unit Electing Shareholder multiplied by a fraction (rounded to four decimal places), the numerator of which is the Maximum Redemption Unit Consideration and the denominator of which is the aggregate number of PET Units sought (or deemed to be sought) by all Unit Electing Shareholders, rounded down to the nearest whole number (with cash paid in lieu of any fractional PET Units on the basis of $3.40 per PET Unit), and each such Unit Electing Shareholder will receive the balance of the consideration to which it is entitled in cash, calculated by multiplying the number of PET Units to which they were otherwise entitled but did not receive by $3.40 (rounded down to the nearest $0.01).

(e)	For the purposes of the calculation of the aggregate Redemption Consideration, if any Profound Shareholder elects more than one Consideration Alternative, such Profound Shareholder will be considered as a separate Profound Shareholder with respect to each Consideration Alternative elected. Any cash paid in lieu of fractional PET Units shall be in addition to and shall not reduce the Maximum Redemption Cash Consideration.

(f)

As soon as practicable following the Time of Redemption and the calculation of the aggregate Redemption Consideration, and in any event within five days of the Time of Redemption, the Corporation shall deliver or cause to be delivered to Valiant, at its principal office in the City of Calgary, the cash and PET Units comprising the aggregate Redemption Consideration. Delivery of the aggregate Redemption Consideration in such a manner shall be a full and complete discharge of the Corporation’s obligation to deliver the Redemption Consideration to the holders of Series 2 Preferred Shares.

(g)	From and after the Time of Redemption and subject to the receipt of the aggregate Redemption Consideration in the manner contemplated by paragraph (e) above (i) Valiant shall pay and deliver or cause to be paid and delivered to the order of the respective holders of the Series 2 Preferred Shares, by way of cheque and certificates evidencing the applicable PET Units, on presentation and surrender at the principal office of Valiant in the City of Calgary or the City of Toronto of the certificates representing the Profound Common Shares, the Redemption Consideration (after deduction for any applicable withholding taxes required by law) payable and deliverable to such holders, respectively, and (ii) the holders of Series 2 Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof and shall be entitled only to receive the Redemption Consideration (after deduction for any applicable withholding taxes required by law) therefor, provided that if payment of the Redemption Consideration to Valiant for the Series 2 Preferred Shares is not duly made by or on behalf of the Corporation in accordance with paragraph (e) above, then the rights of such holders shall remain unaffected.

(h)	From the Time of Redemption, the Series 2 Preferred Shares in respect of which deposit of the Redemption Consideration (after deduction for any applicable withholding taxes required by law) is made to Valiant shall be deemed to be redeemed and cancelled, the Corporation shall be fully and completely discharged from its obligations with respect to the payment of the Redemption Consideration (after deduction for any applicable withholding taxes required by law) to such holders of Series 2 Preferred Shares, and the rights of such holders shall be limited to receiving Redemption Consideration (after deduction for any applicable withholding taxes required by law) payable to them on presentation and surrender of the said certificates held by them respectively as specified above. Subject to the requirements of law with respect to unclaimed property, if applicable, if the Redemption Consideration (after deduction for any applicable withholding taxes required by law) has not been fully paid to holders Series 2 Preferred Shares in accordance with the provisions hereof prior to the fifth anniversary of the Time of Redemption, the Redemption Consideration shall be forfeited to the Corporation or any successor thereof and holders of Series 2 Preferred Shares shall cease to have any rights to such funds.

Liquidation

4.	In the event of the liquidation or winding-up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Series 2 Preferred Shares upon payment of the Redemption Consideration, the holders of Series 2 Preferred Shares shall be entitled to receive and the Corporation shall pay to such holders, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of Common Shares or any other class of shares ranking junior to the Series 2 Preferred Shares as to such entitlement, an amount equal to the Redemption Consideration for each Series 2 Preferred Share held by them respectively and no more. After payment to the holders of the Series 2 Preferred Shares of the amounts so payable to them as hereinbefore provided, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

Specified Amount

5.	The amount of each Series 2 Preferred Share specified for the purposes of subsection 191(4) of the Income Tax Act (Canada) is the amount determined by resolution of the Board of Directors at the time of issuance of such share. For greater certainty, such amount shall be a fixed dollar amount and such resolution of the Board of Directors shall be deemed to form part of these share terms.

APPENDIX 3

SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHTS

The procedure to be followed by a Shareholder who intends to dissent from the Special Resolution approving the Amalgamation described in the accompanying Circular and who wishes to require Profound to acquire his shares and pay him the fair value thereof, determined as of the close of business on the day before the Special Resolution is adopted, is set out in section 191 of the ABCA.

Section 191 provides that a dissenting Shareholder may only make a claim under section 191 with respect to all the shares of a class held by him or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. One consequence of this provision is that a shareholder may only exercise the right to dissent under section 191 in respect of shares which are registered in that shareholder’s name. In many cases, shares beneficially owned by a person (a “Non Registered Holder”) are registered either: (a) in the name of an intermediary that the Non Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (b) in the name of a clearing agency (such as The Canadian Depositary for Securities Limited (“CDS”) of which the intermediary is a participant). Accordingly, a Non Registered Holder will not be entitled to exercise the right to dissent under section 191 directly (unless the shares are re registered in the Non Registered Holder’s name). A Non Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non Registered Holder’s behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the shares first be re registered in the name of the intermediary); or (ii) instruct the intermediary to re register the shares in the name of the Non Registered Holder, in which case the Non Registered Holder would have to exercise the right to dissent directly.

A Shareholder who wishes to invoke the provisions of section 191 of the ABCA (a “Dissenting Shareholder”) must send to the Corporation at or before the Meeting, a written objection to the Special Resolution (a “Dissent Notice”). The ABCA does not provide, and the Corporation will not assume, that a vote against the Special Resolution approving the Amalgamation constitutes a Dissent Notice. An application by the Corporation, or by a Dissenting Shareholder if he has sent a Dissent Notice as described above, may be made to the Court of Queen’s Bench of Alberta (the “Court”) by originating notice, after the adoption of the Special Resolution approving the Amalgamation, to fix the fair value of the Profound Common Shares held by the Dissenting Shareholder. The fair value is to be determined as of the close of business on the last business day before the date on which the applicable resolution was adopted. If an application is made to the Court, the Corporation shall, unless the Court otherwise orders, send to each Dissenting Shareholder, at least ten days before the date on which the application is returnable if the Corporation is the applicant or within ten days after the Corporation is served with a copy of the originating notice if the Dissenting Shareholder is the applicant, a written offer to pay an amount considered by the Board of Directors to be the fair value of the shares. Every such offer is to be made on the same terms and is to contain or be accompanied by a statement showing how the fair value was determined.

Upon the occurrence of the earliest of: (i) the Effective Date, (ii) the making of an agreement between the Corporation and the Dissenting Shareholder as to the payment to be made by the Corporation for the Dissenting Shareholder’s shares, or (iii) a pronouncement of the Court fixing the fair value of the shares, a Dissenting Shareholder ceases to have any rights as a shareholder of the Corporation, other than the right to be paid the fair value of his shares in the amount agreed to between the Corporation and the Dissenting Shareholder or in the amount fixed by the Court, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw his Dissent Notice or the Corporation may rescind the Special Resolution and in either event, the dissent and appraisal proceedings in respect of such Dissenting Shareholder will be discontinued.

Dissenting Shareholders will not have any right other than those granted under the ABCA to have their shares appraised or to receive the fair value thereof.

This summary is expressly subject to Section 191 of the ABCA, the text of which is reproduced in its entirety in Appendix 4 hereto. The Corporation is not required to notify, and the Corporation will not notify, Shareholders of the time periods within which action must be taken in order for a Shareholder to perfect the

Shareholder’s dissent rights. It is recommended that any Shareholder wishing to exercise a right to dissent seek legal advice, as failure to comply strictly with the provisions of Section 191 of the ABCA may prejudice any such rights.

APPENDIX 4

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Shareholder’s right to dissent

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1);

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)        A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)        In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)        A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)        A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)	if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)        An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)        If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)        Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)        Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)       A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A	dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In	connection with an application under subsection (6), the Court may give directions for

(a)	joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13) On	an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)      On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)	the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)      Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)      Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder’s dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)      The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)      If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)      Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)      A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

This Letter of Transmittal and Election Form is for use in connection with the amalgamation of Profound Energy Inc. and 1463072 Alberta Ltd., an indirect wholly-owned subsidiary of Paramount Energy Trust, referred to below. The instructions accompanying this Letter of Transmittal and Election Form should be read carefully before this Letter of Transmittal and Election Form is completed.

LETTER OF TRANSMITTAL AND ELECTION FORM

for Deposit of Common Shares of

PROFOUND ENERGY INC.

Pursuant to the amalgamation of Profound Energy Inc. and

1463072 ALBERTA LTD.

an indirect wholly-owned subsidiary of

PARAMOUNT ENERGY TRUST

This letter of transmittal and election form (the “Letter of Transmittal and Election Form”), properly completed and duly executed, together with all other required documents must accompany certificates representing common shares (the “Profound Common Shares”) in the capital of Profound Energy Inc. (“Profound”) to be deposited, pursuant to the amalgamation of Profound and 1463072 Alberta Ltd. (“1463072”), an indirect wholly-owned subsidiary of Paramount Energy Trust, substantially on the terms and conditions provided for in the amalgamation agreement dated July 15, 2009 between Profound and 1463072 (the “Amalgamation Agreement”) pursuant to which, among other things: (i) each issued and outstanding Profound Common Share (other than those held by dissenting shareholders, PET or 1463072) will be converted into one series 2 preferred share (the “Amalco Redeemable Preferred Shares”) of the amalgamated corporation (“Amalco”); (ii) each issued and outstanding Profound Common Share held by 1463072 will be cancelled; (iii) each issued and outstanding common share of 1463072 will be converted into one common share of Amalco; and (iv) each issued and outstanding series 1 preferred share of 1463072 will be converted into one series 1 preferred share of Amalco.

As described in the accompanying management information circular of Profound dated July 15, 2009 (the “Circular”), following the amalgamation of Profound and 1463072, each issued and outstanding Amalco Redeemable Preferred Share will be redeemed by Amalco for, at the election or deemed election of Shareholders:

(a)	$1.34 in cash per Amalco Redeemable Preferred Share (the “Cash Alternative”);

(b)	0.394 of a trust unit of PET (a “PET Unit”) per Amalco Redeemable Preferred Share (the “Unit Alternative”); or

(c)	any combination thereof;

subject, in each case, to pro ration as set forth in the terms of the Amalco Redeemable Preferred Shares, as described in the in the accompanying Circular.

Any Shareholder who does not on or prior to 5:00 p.m. (Calgary time) on August 12, 2009 (the “Election Deadline”): (i) deliver to Valiant Trust Company (“Valiant”) a completed Letter of Transmittal and Election Form electing a Consideration Alternative (as defined in the Circular) or (ii) properly elect a Consideration Alternative in the Letter of Transmittal and Election Form with respect to any Amalco Redeemable Preferred Shares to be received by such Shareholder pursuant to the amalgamation, will be deemed to have elected the Unit Alternative.

The terms and conditions of the Amalgamation Agreement are incorporated by reference in this Letter of Transmittal and Election Form.

Capitalized terms used but not defined in this Letter of Transmittal and Election Form shall have the meanings given to such terms in the Circular.

Valiant or your broker or other financial advisor can assist you in completing this Letter of Transmittal and Election Form (see back page of this document for addresses and telephone numbers). A Shareholder who wishes to deliver Profound Common Shares pursuant to this Letter of Transmittal and Election Form and whose Profound Common Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Profound Common Shares pursuant to this Letter of Transmittal and Election Form.

Please read the instructions and rules set forth below carefully before completing this Letter of Transmittal and Election Form.

DELIVERY OF THIS LETTER OF TRANSMITTAL AND ELECTION FORM TO AN ADDRESS OTHER THAN AS SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO VALIANT. YOU MUST SIGN THIS LETTER OF TRANSMITTAL AND ELECTION FORM IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED HEREIN. SEE INSTRUCTION 10 OF THIS LETTER OF TRANSMITTAL AND ELECTION FORM, “U.S. SHAREHOLDERS AND SUBSTITUTE FORM W-9”.

THE SECURITIES ISSUABLE PURSUANT TO THE REDEMPTION OF THE AMALCO REDEEMABLE PREFERRED SHARES ISSUED ON EXCHANGE OF THE PROFOUND COMMON SHARES PURSUANT TO THE AMALGAMATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE AMALGAMATION AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. No securities will be issued to, nor will deliveries of Profound Common Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which such issuance or acceptance would not be in compliance with the laws of such jurisdiction.

Subject to the requirements of law with respect to unclaimed property, if applicable, any certificate which prior to the Effective Date represented issued and outstanding Profound Common Shares which has not been surrendered, with all other instruments required by this Letter of Transmittal and Election Form, prior to the fifth anniversary of the Effective Date will cease to represent any claim or interest of any kind or nature against, or in, Amalco.

2

Please read carefully the Instructions set forth below before completing this Letter of Transmittal and Election Form.

TO:	PROFOUND ENERGY INC.

AND TO:	1463072 ALBERTA LTD.

AND TO:	VALIANT TRUST COMPANY, at its offices set out herein

The undersigned delivers to you the enclosed certificate(s) representing Profound Common Shares subject only to the provisions of the Amalgamation Agreement and irrevocably agrees to deliver and surrender such Profound Common Shares upon the terms and conditions contained in the Amalgamation Agreement. The following are the details of the enclosed certificate(s):

Profound Common Share Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificates.)	Number of Profound Common Shares Represented by Certificate	Number of Profound Common Shares Delivered

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal and Election Form in the above form.)

CURRENCY OF PAYMENT

Cash consideration payable to you pursuant to the redemption of the Amalco Redeemable Preferred Shares will be paid in Canadian dollars.

3

TO:	PROFOUND ENERGY INC.

AND TO:	1463072 ALBERTA LTD.

AND TO:	VALIANT TRUST COMPANY

ELECTION FOR CASH AND/OR PET UNITS

Pursuant to the Amalgamation Agreement you will receive one Amalco Redeemable Preferred Share for each Profound Common Share currently held by you. Following the amalgamation of Profound and 1463072, the Amalco Redeemable Preferred Shares will be redeemed by Amalco for the Redemption Consideration, subject to pro ration in accordance with the terms of the Amalco Redeemable Preferred Shares.

The undersigned hereby elects to receive one of the following forms of consideration for all Amalco Redeemable Preferred Shares to be issued to the undersigned pursuant to the Amalgamation. Shareholders may elect to receive the Cash Alternative (Choice A) OR the Unit Alternative (Choice B) OR any combination of the Cash Alternative and the Unit Alternative (Choice C) (each, a “Consideration Alternative”).

Shareholders may choose only ONE of the choices below:

☐        Choice A – The CASH ALTERNATIVE

Shareholders who check Choice A (“Cash Electing Shareholders”) will receive $1.34 in cash on the redemption of each Amalco Redeemable Preferred Share (subject to pro ration based on the Maximum Redemption Cash Consideration).

☐        Choice B – The UNIT ALTERNATIVE

Shareholders who check Choice B (“Unit Electing Shareholders”) will receive 0.394 of a PET Unit on the redemption of each Amalco Redeemable Preferred Share (subject to pro ration based on the Maximum Redemption Unit Consideration).

☐        Choice C – COMBINATION of the CASH ALTERNATIVE and the UNIT ALTERNATIVE

Shareholders who check this box will receive $1.34 in cash on the redemption of each Amalco Redeemable Preferred Share (subject to pro ration based on the Maximum Redemption Cash Consideration) and 0.394 of a PET Unit on the redemption of each Amalco Redeemable Preferred Share (subject to pro ration based on the Maximum Redemption Unit Consideration), as specified below:

Amalco Redeemable Preferred Shares (Profound Common Shares) elected to the Cash Alternative; and

Amalco Redeemable Preferred Shares (Profound Common Shares) elected to the Unit Alternative.

The total number of Amalco Redeemable Preferred Shares (i.e. Profound Common Shares) elected under Choice C –Combination of the Cash Alternative and the Unit Alternative must equal the total number of Profound Common Shares held by the undersigned immediately prior to the Amalgamation.

Fractional PET Units will not be issued. Cash, on the basis of $3.40 per PET Unit, will be paid to Shareholders in lieu of any fractional PET Units issuable pursuant to the redemption of the Amalco Redeemable Preferred Shares, provided that for the purpose of such calculations the beneficial holdings of each Shareholder shall be aggregated.

Any Shareholder who does not on or prior to Election Deadline: (i) deliver to Valiant a completed Letter of Transmittal and Election Form electing a Consideration Alternative or (ii) properly elect a Consideration Alternative in a Letter of Transmittal and Election Form with respect to any Amalco Redeemable Preferred Shares to be received by such Shareholder pursuant to the amalgamation, will be deemed to have elected the Unit Alternative.

4

BLOCK A (See Instructions 2, 3 and 4)	BLOCK B (See Instructions 2, 3, 4 and 5)

ISSUE UNIT CERTIFICATE FOR PET UNITS AND/OR CHEQUE(S) IN NAME OF: (please print or type)	SEND UNIT CERTIFICATE FOR PET UNITS AND/OR CHEQUE(S) (UNLESS BLOCK C IS CHECKED) TO: (please print or type)

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)

(Telephone – Business Hours)

(Tax Identification, Social Insurance Number)

BLOCK C

☐	HOLD UNIT CERTIFICATE FOR PET UNITS AND/OR CHEQUE FOR PICK UP AT THE OFFICES OF VALIANT WHERE THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS DEPOSITED

BLOCK D

TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW.

Indicate whether you are a U.S. Shareholder (as defined below) or are acting on behalf of a U.S. Shareholder.

☐        The owner signing below represents that it IS NOT a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder;

OR

☐         The owner signing below represents that it IS a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any Shareholder that is either: (i) providing an address in Block A that is located within the United States or any territory or possession thereof; or (ii) a U.S. person for United States federal income tax purposes.

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding of U.S. federal income tax on cash received, you must complete the Substitute Internal Revenue Service Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions. If you are a U.S. Shareholder and not a U.S. person for United States federal income tax purposes and are not acting on behalf of such a U.S. person, then you must complete the appropriate Internal Revenue Service Form W-8 to avoid backup withholding. If you require an Internal Revenue Service Form W-8, please contact Valiant. See Instruction 10 for more information.

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SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 3):

Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative – (See Instructions 2, 3 and 4)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile of Shareholder or daytime telephone number and facsimile of Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Shareholder

Additional signatures for joint shareholders (if required):

Dated:

Signature of Shareholder or Authorized Representative – (See Instructions 2, 3 and 4)

Name of Shareholder or Authorized Representative (please print or type)

Daytime telephone number and facsimile of Shareholder or daytime telephone number and facsimile of Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Shareholder

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SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY
SUBSTITUTE FORM W-9 Request for Taxpayer Identification Number and Certification	Part 1 - Please provide your name in the box at right.	Name Social Security Number (If awaiting TIN, write “Applied For”) OR Employer Identification Number (If awaiting TIN, write “Applied For”)
Part 2 - For payees exempt from backup withholding, please write “exempt” here (see Instructions):

Part 3 - Certification - Under penalties of perjury, I certify that:

(A)   The number shown on this form is my correct TIN (or I am waiting for TIN to be issued to me);

(B)   I am not subject to backup withholding because: (i) I am exempt from backup withholding; (ii) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified me that I am no longer subject to backup withholding; and

(C)   I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (B) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of U.S. person                                      Date                                  , 20

Note: Failure to furnish your correct TIN may result in a $50 penalty imposed by the IRS and in backup withholding of 28% of the cash portion of the gross consideration paid to you pursuant to the Amalgamation. For additional details, please review the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” that follow the instructions accompanying this Letter of Transmittal and Election Form.

You must complete the following certificate if you wrote “Applied For” in Part 1 of Substitute Form W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either: (i) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office; or (ii) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the cash portion of the gross proceeds paid to me will be withheld.

Signature                                                                               Date                                     , 20

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INSTRUCTIONS AND RULES

1.	Use of Letter of Transmittal and Election Form

(a)	To properly elect a Consideration Alternative, this Letter of Transmittal and Election Form (or a manually signed facsimile thereof) together with any accompanying certificate(s) representing Profound Common Shares, if applicable, properly completed and duly signed, must be received by Valiant at its offices specified on the back page hereof at or prior to the Election Deadline, being 5:00 p.m. (Calgary time) on August 12, 2009. Thereafter, to receive the Redemption Consideration to which a holder of Amalco Redeemable Preferred Shares is entitled to receive upon the redemption of such shares received in exchange for Profound Common Shares under the terms of the amalgamation of Profound and 1463072, this Letter of Transmittal and Election Form (or a manually signed facsimile thereof) together with any accompanying certificate(s) representing Profound Common Shares, if applicable, properly completed and duly signed, must be received by Valiant at its offices specified on the back page hereof at or prior to the fifth anniversary of the Effective Time.

(b)	The method used to deliver this Letter of Transmittal and Election Form and any accompanying certificate(s) representing deposited Profound Common Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by Valiant at its offices specified on the back page hereof. Profound, 1463072 and Valiant recommend that the necessary documentation be hand delivered to Valiant, at its offices specified on the back page hereof, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Profound Common Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Profound Common Shares.

2.	Signatures

(a)	This Letter of Transmittal and Election Form must be filled in, dated and signed by the holder of Profound Common Shares agreeing to deliver and surrender such Profound Common Shares upon the terms and conditions contained in the Amalgamation Agreement or by such holder’s duly authorized representative (in accordance with Instruction 4).

(b)	If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the deposited Profound Common Shares, such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered, or, if applicable, as written on the face of such certificate(s) representing the delivered Profound Common Shares, in either case, without any change whatsoever, and any such certificate(s) need not be endorsed. If any Profound Common Shares are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal and Election Form.

(c)	If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the deposited Profound Common Shares:

(i)	such delivered certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

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3.	Guarantee of Signatures

If this Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the delivered Profound Common Shares, or if the PET Unit certificate and/or the cheque, if any, are to be issued to a person other than such registered owner(s) (see Block A) or sent to an address other than the address of the registered owner(s) (see Block B) as shown on the register of holders of Profound Common Shares maintained by or on behalf of Profound, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to Valiant (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, or banks and trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal and Election Form is executed by a person acting as an executor, administrator, trustee or guardian or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of the authority to act. Profound, 1463072 or Valiant, in their discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

If any cheque(s) or certificate(s) are to be sent to someone at an address other than the address of the Shareholder as it appears in Box A on this Letter of Transmittal and Election Form, then Box B on this Letter of Transmittal and Election Form should be completed. If Box B is not completed, any cheque(s) or certificate(s) in respect of PET Units issued on redemption of the Amalco Redeemable Preferred Shares will be mailed to the Shareholder at the address of the Shareholder as it appears in Box A or, if no address of the Shareholder is provided in Box A, then it will be mailed to the address of the Shareholder as it appears on the securities register of Profound. Any cheque(s) or certificate(s) mailed in accordance with the redemption of the Amalco Redeemable Preferred Shares and this Letter of Transmittal and Election Form will be deemed to be delivered at the time of mailing.

6.	Miscellaneous

(a)	By executing this Letter of Transmittal and Election Form, you acknowledge receipt of the Circular. Before completing this Letter of Transmittal and Election Form, you are urged to read the accompanying Circular and the Amalgamation Agreement contained therein.

(b)	If the space on this Letter of Transmittal and Election Form is insufficient to list all certificates for Profound Common Shares, additional certificate numbers and number of Profound Common Shares may be included on a separate signed list affixed to this Letter of Transmittal and Election Form.

(c)	If delivered Profound Common Shares are registered in different forms (e.g. ‘John Doe’ and ‘J. Doe’) a separate Letter of Transmittal and Election Form should be signed for each different registration.

7.	Assistance

Valiant (see back page for addresses and telephone numbers) will be able to assist you with any questions you may have about this Letter of Transmittal and Election Form.

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8.	Privacy Notice

In the course of providing services to you and its corporate clients, Valiant receives non-public personal information about you – from transactions Valiant performs for you, forms you send Valiant, other communications Valiant has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. Valiant uses this to administer your account, to better serve your and Valiant’s clients’ needs and for other lawful purposes relating to Valiant’s services. Valiant has prepared a Privacy Code to tell you more about its information practices and how your privacy is protected. It is available at Valiant’s website, www.valianttrust.com, or by writing them at 310, 606 – 4th Street S.W., Calgary, AB T2P 1T1. Valiant will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

9.	Lost share certificates

If a certificate representing Profound Common Shares has been lost or destroyed, the Letter of Transmittal and Election Form should be completed as fully as possible and forwarded to Valiant at its offices indicated herein, together with a letter describing the loss and a contact telephone number. Valiant will then provide replacement instructions.

10.	U.S. Shareholders and Substitute Form W-9

United States federal income tax law generally requires that a U.S. Shareholder who receives cash on redemption of Amalco Redeemable Preferred Shares provide Valiant with his or her correct Taxpayer Identification Number (“TIN”) or Employer Identification Number (“EIN”), which, in the case of a holder of Profound Common Shares who is an individual, is generally the individual’s social security number. If Valiant is not provided with the correct TIN or EIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the cash portion of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the Internal Revenue Service.

To prevent backup withholding, each U.S. Shareholder must provide his or her correct TIN or EIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (i) that the TIN or EIN provided is correct (or that such holder is awaiting a TIN or EIN); (ii) that (A) the holder is exempt from backup withholding; (B) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (C) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding; and (iii) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part I of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” (the “W-9 Guidelines”) that follow these instructions.

If a U.S. Shareholder does not have a TIN or EIN, such holder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN or EIN; (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this document. In such case, Valiant may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN or EIN is provided to Valiant, and if Valiant is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed Internal Revenue Service Form W-8 Certificate of Foreign status, signed under penalty of perjury. An

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appropriate Internal Revenue Service Form W-8 (W-8BEN, W-8EXP or other applicable form) may be obtained from Valiant.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL AND ELECTION FORM OR, IF APPLICABLE, THE APPROPRIATE INTERNAL REVENUE SERVICE FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE CASH PORTION OF THE GROSS PROCEEDS PAID TO SUCH HOLDER PURSUANT TO THE AMALGAMATION AND MAY BE SUBJECT TO PENALTIES. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. VALIANT CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (i) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (ii) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (iii) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

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FOR U.S. SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer – Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000, Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended, “IRS” is the Internal Revenue Service.

	For This Type of Account:	Give The Taxpayer Identification of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(l)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b.	So-called trust that is not a legal or valid trust under state law	The actual owner
5.	Sole proprietorship or disregarded entity	The owner
6.	A valid trust, estate, or pension trust	The legal entity(4)
7.	Corporate	The corporation
8.	Association, club, religious, charitable, educational, or other tax-Exempt organization account	The organization
9.	Partnership	The partnership
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	You must show your individual name, but you may also enter your business or “doing business as” name. You may use either your social security number or your employer identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE:	If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A TAXPAYER IDENTIFICATION NUMBER

If you don’t have a taxpayer identification number, obtain Form SS-5, Application for a Social Security Card or Form SS-4, Application for Employer Identification Number and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from withholding include:

(i)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

(ii)	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

(iii)	An international organization or any agency or instrumentality thereof.

(iv)	A foreign government and any political subdivision, agency or instrumentality thereof.

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Payees that may be exempt from backup withholding include:

(i)	A corporation.

(ii)	A financial institution.

(iii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(iv)	A real estate investment trust.

(v)	A common trust fund operated by a bank under Section 584(a).

(vi)	An entity registered at all times during the tax year under the Investment Company Act of 1940.

(vii)	A middleman known in the investment community as a nominee or custodian.

(viii)	A futures commission merchant registered with the Commodity Futures Trading Commission.

(ix)	A foreign central bank of issue.

(x)	A trust exempt from tax under Section 664 or described in Section 4947.

Certain payments are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N,

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal and Election Form to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

PRIVACY ACT NOTICE – Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients arc required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

PENALTIES

(1)	Failure to Furnish Taxpayer Identification Number – If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)	Civil Penalty for False Information With Respect to Withholding – If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3)	Criminal Penalty for Falsifying Information – Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

For additional information, consult your tax consultant or the IRS.

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VALIANT TRUST COMPANY

By Mail

CALGARY

Suite 310, 606 – 4th Street SW

Calgary, Alberta T2P 1T1

Attention: Corporate Actions

By Hand, by Courier or by Registered Mail

Calgary	Toronto
Suite 310, 606 – 4th Street SW Calgary, Alberta T2P 1T1 Attention: Corporate Actions	2950, 130 King St West Toronto, ON M5X 1A9 Attention: Corporate Actions

Inquiries

North America Toll Free: 1-866-313-1872

Fax: 1-(403) 233-2847

E-Mail: inquiries@valianttrust.com

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Paramount Energy Trust on April 27, 2009.

Any change in the name or address of the agent for service of process of Paramount Energy Trust shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of July 15, 2009.

PARAMOUNT ENERGY TRUST By its administrator, Paramount Energy Operating Corp.

By:	/s/ Cameron R. Sebastian
Name:	Cameron R. Sebastian
Title:	Vice President, Finance & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.1	Support Agreement (incorporated by reference to Exhibit 99.4 to Paramount Energy Trust’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 17, 2009 (File No. 0-52083)).

2.1	Annual Information Form of Paramount Energy Trust for the year ended December 31, 2008, dated as of March 10, 2009 (incorporated by reference to Exhibit 99.1 to Paramount Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 12, 2009 (File No. 0-52083)).

2.2	Audited comparative consolidated financial statements of Paramount Energy Trust and the notes thereto for the financial years ended December 31, 2008 and 2007, together with the report of the auditors thereon (incorporated by reference to Exhibit 99.3 to Paramount Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 12, 2009 (File No. 0-52083)).

2.3	Management’s Discussion and Analysis of Paramount Energy Trust’s annual consolidated financial statements for the financial year ended December 31, 2008 (incorporated by reference to Exhibit 99.2 to Paramount Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 12, 2009 (File No. 0-52083)).

2.4	Information Circular, dated March 20, 2008, in connection with the 2008 annual and special meeting of shareholders of Paramount Energy Trust (incorporated by reference to Exhibit 99.2 to Paramount Energy Trust’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 2, 2008 (File No. 0-52083)).

2.5	Material Change Report, dated April 7, 2009 (incorporated by reference to Exhibit 99.1 to Paramount Energy Trust’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 17, 2009 (File No. 0-52083)).

2.6	Directors’ Circular of Profound Energy Inc.